Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

entered into by and among

COLLECTORS UNIVERSE, INC.,

CARDS PARENT LP

and

CARDS ACQUISITION INC.

Dated as of November 30, 2020

TABLE OF CONTENTS

		Page

Article I

Definitions; Interpretation and Construction

1.1.	Definitions	2
1.2.	Other Terms	18
1.3.	Interpretation and Construction	18

Article II

The Offer: Closing; Certificate of Merger and Effective Time; The Merger

2.1.	The Offer	19
2.2.	Additional Actions	21
2.3.	Stockholder Lists.	23
2.4.	Closing	23
2.5.	Certificate of Merger and Effective Time	23
2.6.	The Merger	24

Article III

Certificate of Incorporation, Bylaws, Directors and Officers of the Surviving Corporation

3.1.	Certificate of Incorporation of the Surviving Corporation	24
3.2.	Bylaws of the Surviving Corporation	24
3.3.	Directors of the Surviving Corporation	24
3.4.	Officers of the Surviving Corporation	24

Article IV

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

4.1.	Effect of the Merger on Capital Stock	25
4.2.	Delivery of Merger Consideration	25
4.3.	Treatment of Equity Awards	29
4.4.	Adjustments to Prevent Dilution	30

Article V

Representations and Warranties of the Company

5.1.	Organization, Good Standing and Qualification	31
5.2.	Capital Structure	32
5.3.	Corporate Authority; Approval and Fairness	33

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5.4.	Governmental Filings; No Violations	34
5.5.	Compliance with Laws; Licenses	35
5.6.	Company Reports	37
5.7.	Disclosure Controls and Procedures and Internal Control Over Financial Reporting	37
5.8.	Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements	39
5.9.	Litigation	40
5.10.	Absence of Certain Changes	40
5.11.	Material Contracts	40
5.12.	Customers and Suppliers	43
5.13.	Employee Benefits	44
5.14.	Labor Matters	46
5.15.	Environmental Matters	47
5.16.	Tax Matters	47
5.17.	Real Property	49
5.18.	Tangible Property	50
5.19.	Intellectual Property, IT Assets; Privacy	50
5.20.	Insurance	53
5.21.	Takeover Statutes	53
5.22.	Brokers and Finders	53
5.23.	No Other Representations or Warranties; Non-Reliance	54

Article VI

Representations and Warranties of Parent and Merger Sub

6.1.	Organization, Good Standing and Qualification	54
6.2.	Ownership and Business of Merger Sub	55
6.3.	Corporate Authority	55
6.4.	Governmental Filings; No Violations	55
6.5.	Litigation	56
6.6.	Financing	56
6.7.	Brokers and Finders	58
6.8.	Absence of Stockholder and Management Arrangements	58
6.9.	Interests in Competitors	58
6.10.	No Other Representations or Warranties; Non-Reliance	58

Article VII

Covenants

7.1.	Interim Operations	59
7.2.	Acquisition Proposals; Change of Recommendation	63
7.3.	Merger Without a Stockholders Meeting	67
7.4.	Approval of Sole Stockholder of Merger Sub	67
7.5.	Other Regulatory Matters	68

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7.6.	Status and Notifications	69
7.7.	Third-Party Consents	70
7.8.	Information and Access	70
7.9.	Publicity	73
7.10.	Employee Benefits	73
7.11.	Indemnification; Directors’ and Officers’ Insurance	74
7.12.	Treatment of Certain Existing Indebtedness	77
7.13.	Parent Financing Matters	78
7.14.	Equity Commitment Letters	79
7.15.	Takeover Statutes	80
7.16.	Transaction Litigation	80
7.17.	Section 16 Matters	80
7.18.	Delisting and Deregistration	81
7.19.	Rule 14d-10 Matters	81

Article VIII

Conditions to Effect the Closing

8.1.	Conditions to Each Party’s Obligation to Effect the Closing	82

Article IX

Termination

9.1.	Termination by Mutual Written Consent	82
9.2.	Termination by Either the Company or Parent	82
9.3.	Termination by the Company	83
9.4.	Termination by Parent	84
9.5.	Notice of Termination; Effect of Termination and Abandonment	84

Article X

Miscellaneous and General

10.1.	Survival	88
10.2.	Notices	88
10.3.	Expenses	90
10.4.	Transfer Taxes	90
10.5.	Amendment or Other Modification; Waiver	90
10.6.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	91
10.7.	Specific Performance	91
10.8.	Third-Party Beneficiaries	93
10.9.	Fulfillment of Obligations	93
10.10.	Successors and Assigns	93
10.11.	Entire Agreement	93

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10.12.	Severability	94
10.13.	Non-Recourse	94
10.14.	Counterparts; Effectiveness	94

EXHIBITS, ANNEXES AND SCHEDULES

EXHIBITS

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

ANNEXES

Annex I	Conditions to the Offer

SCHEDULES

Company Disclosure Schedule

Parent Disclosure Schedule

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 30, 2020, is entered into by and among Collectors Universe, Inc., a Delaware corporation (the “Company”), Cards Parent LP, a Delaware limited partnership (“Parent”), and Cards Acquisition Inc., a Delaware corporation and Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, Merger Sub will commence a cash tender offer (as it may be extended, amended, supplemented or otherwise modified from time to time as permitted under this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), at a price per Share of $75.25, without interest and after giving effect to any required withholdings as provided in Section 4.2(g) (such amount, or any higher amount per share that may be paid pursuant to the Offer, the “Offer Price”), net to the seller in cash, subject to the terms and conditions set forth in this Agreement;

WHEREAS, the Parties intend that subsequent to the consummation of the Offer, subject to the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company (the “Merger”) (the Offer and the Merger, collectively with the other transactions contemplated by this Agreement, the “Transactions”), with the Company surviving the Merger;

WHEREAS, the Parties acknowledge and agree that the Merger shall be governed by Section 251(h) of the DGCL and, subject to the terms and conditions set forth in this Agreement, shall be effected as promptly as practicable following the consummation of the Offer;

WHEREAS, the Company Board has (a) approved and declared advisable this Agreement and the Transactions, (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the holders of Shares (other than Excluded Shares that are not Dissenting Shares) and (c) resolved, subject to the terms and conditions of this Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, subject to the terms and conditions set forth in this Agreement;

WHEREAS, the board of managers of the general partner of Parent has unanimously (a) approved and declared advisable this Agreement and the Transactions and (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, Parent;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, D1 Capital Partners Master LP, a Delaware limited partnership, and CPV Investments VI LLC, a Delaware limited liability company (the “Investors”), are each entering into a limited guarantee in favor of the Company (each, a “Limited Guarantee”) with respect to certain obligations of Parent and Merger Sub under this Agreement as more particularly set forth therein;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and declared advisable this Agreement and the Transactions, (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Sub and Merger Sub’s sole stockholder (a Wholly Owned Subsidiary of Parent), and (c) resolved to recommend that Merger Sub’s sole stockholder (a Wholly Owned Subsidiary of Parent) adopt this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I

Definitions; Interpretation and Construction

1.1. Definitions. Unless otherwise specified in this Agreement and subject to Section 1.2 and Section 1.3, the following terms have the meanings set forth in this Section 1.1:

“Acquisition Proposal” means any (a) proposal, offer or indication of interest relating to a merger, joint venture, partnership, exclusive license, consolidation, dissolution, liquidation, tender offer, share exchange, recapitalization, reorganization, spin-off, plan of arrangement, business combination, acquisition or any other similar transaction (or series of related transactions) involving the Company or any of its Subsidiaries by any Person or Group (other than Parent and its Affiliates) or (b) direct or indirect acquisition (or series of related acquisitions) by any Person or Group (other than Parent and its Affiliates) resulting, or any proposal, offer or indication of interest contemplated by the foregoing clause (a) of this definition, that if consummated would result, in any Person or Group (other than Parent and its Affiliates) directly or indirectly, acquiring or becoming the beneficial owner of fifteen percent or more of the: (i) total voting power or any class of equity securities of the Company or any of its Subsidiaries (measured as of the date of such proposal, offer or indication of interest); or (ii) consolidated net revenues, net income or total assets of the Company (measured as of the date of such proposal, offer or indication of interest) (it being understood that total assets of the Company include equity securities of Subsidiaries of the Company), in each case other than the Transactions.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, but with respect to Parent, excludes the Investors, except for Section 7.5(a), in which case the Investors shall be considered Affiliates of Parent (for purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with,” as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” means, other than a Permitted Confidentiality Agreement, any agreement, letter of intent, memorandum of understanding, agreement in principle or any other similar agreement or document relating to any Acquisition Proposal.

“Antitrust Law” means all U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914 and the HSR Act.

“Applicable Date” means June 30, 2018.

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which (a) banks in New York, New York are required or authorized by Law to close or (b) solely for purposes of determining the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

“Bylaws” has the meaning set forth in Section 3.2.

“Capitalization Date” means 5:00 p.m. (New York time) on November 23, 2020.

“Certificate” means each certificate formerly representing any Eligible Shares.

“Certificate of Merger” means a certificate of merger, in customary form and substance, relating to the Merger.

“Change of Recommendation” means any of the actions set forth in clauses (A) through (F) of Section 7.2(d)(i).

“Charter” has the meaning set forth in Section 3.1.

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Closing” means the closing of the Transactions.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Coin and Trading Card Warranties” means warranties made by the Company and its Subsidiaries regarding coins and trading cards and the authentication and grading services performed by the Company and its Subsidiaries with respect thereto.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” means the Collectors Universe 401(k) Plan.

“Company Approvals” has the meaning set forth in Section 5.4(a).

“Company Benefit Plan” means any employee benefit or compensation plan, program, policy, practice, Contract or other arrangement, for the benefit of Company Employees, whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, and with respect to which any potential obligation or liability is borne by, the Company or any of its Subsidiaries, including ERISA Plans, employment, individual consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Board” means the board of directors of the Company.

“Company Compensation Committee” means the compensation committee of the Company Board.

“Company Disclosure Schedule” has the meaning set forth in Article V.

“Company Employee” means any current or former employee (whether full- or part-time, and including any officer) or independent contractor (who is an individual) of the Company or any of its Subsidiaries.

“Company Equity Awards” means, collectively, the Company Restricted Shares, Company RSUs and Company PSUs.

“Company Equity Payments” has the meaning set forth in Section 4.3(d).

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Government Contract” means any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

“Company IP” means any Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Preferred Stock” means the shares of preferred stock of the Company, par value $0.001 per share.

“Company PSU” means any outstanding performance stock unit granted under the Stock Plans, which vests in whole or in part based on the achievement of one or more performance metrics.

“Company Recommendation” has the meaning set forth in Section 5.3(b).

“Company Registered IP” has the meaning set forth in Section 5.19(a).

“Company Related Parties” has the meaning set forth in Section 9.5(e).

“Company Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents required to be or that are otherwise filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including publicly filed or furnished notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company Restricted Share” means any outstanding Share of restricted stock granted under the Stock Plans, which, for the avoidance of doubt, excludes any Company PSU.

“Company Revolver” means the Business Loan Agreement and related Addendum, entered into between the Company and ZB N.A., dba California Bank & Trust, dated January 10, 2017, including any promissory notes.

“Company RSU” means any outstanding restricted stock unit granted under the Stock Plans, which, for the avoidance of doubt, excludes any Company PSU.

“Company Term Loan” means the Business Loan Agreement and related Addendum, entered into between the Company and ZB N.A., dba California Bank & Trust, dated September 15, 2017, including any promissory notes.

“Confidentiality Agreement” means the letter agreement, entered into between the Company and Counterparty (as defined therein), dated August 13, 2020.

“Continuing Employee” means any employee of the Company or its Subsidiaries at the Effective Time who continues to remain employed with the Company or any of its Subsidiaries.

“Contract” means any legally binding contract, agreement, lease, license, note, mortgage, indenture, or other legally-binding instrument.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive or guideline promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case in connection with or in response to COVID-19.

“Credit Agreement Payoff Amount” has the meaning set forth in Section 7.12.

“Customer and Vendor License” means a non-exclusive license or sublicense that is granted by the Company or any of its Subsidiaries to customers for the purpose of utilizing the products or services of the Company or its Subsidiaries, or to consultants, agents, distributors, sales representatives (including “authorized dealers”) for the purpose of permitting such Persons to provide services to or on behalf of, or to otherwise distribute or promote products or services on behalf of, the Company or its Subsidiaries.

“D&O Insurance” has the meaning set forth in Section 7.11(b).

“Delisting Period” has the meaning set forth in Section 7.18.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” has the meaning set forth in the definition of “Dissenting Stockholders.”

“Dissenting Stockholders” means the holders of Shares who have duly demanded appraisal pursuant to Section 262 of the DGCL and have not effectively withdrawn or otherwise waived or lost such right to appraisal under Section 262 of the DGCL (such Shares for which appraisal has been so duly demanded and the right thereto under Section 262 of the DGCL not effectively withdrawn or otherwise waived or lost, the “Dissenting Shares”).

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 2.5.

“Eligible Shares” means each Share issued and outstanding immediately prior to the Effective Time, other than (a) subject to the last sentence of Section 4.2(f), any Excluded Shares, and (b) any Company Restricted Shares.

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, right of first refusal, right of first offer, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“Enforcement Costs” has the meaning set forth in Section 9.5(d).

“Environmental Law” means any Law relating to: (a) the protection of the environment or natural resources, or health and safety (as relates to exposure to Hazardous Substances); (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance; or (c) any indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance.

“Equity Commitments” has the meaning set forth in Section 6.6(a).

“Equity Commitment Letters” has the meaning set forth in Section 6.6(a).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 4.2(a)(i).

“Excluded Shares” means the (a) Shares owned by Parent, Merger Sub or any other Wholly Owned Subsidiary of Parent, the Company or any Wholly Owned Subsidiary of the Company, and in each case not held on behalf of third parties, (b) Dissenting Shares and (c) any “excluded stock” within the meaning of Section 251(h)(6) of the DGCL, including, for the avoidance of doubt, “rollover stock” within the meaning set forth therein.

“Expiration Date” has the meaning set forth in Section 2.1(c).

“Expiration Time” has the meaning set forth in Annex I.

“Export and Sanctions Regulations” means all applicable sanctions and export control and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business or are otherwise subject to, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, and U.S. sanctions Laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Extension Deadline” has the meaning set forth in Section 2.1(d)(ii).

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Financing Conditions” has the meaning set forth in Section 6.6(b).

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board applicable as of the time of the relevant financial statements or accounting procedure or action and consistently applied during the periods involved.

“Governmental Entity” means any U.S. or non-U.S. (including any supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator (public or private) or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Hazardous Substance” means any substance that: (a) is listed, designated, classified or regulated pursuant to any Environmental Law; (b) is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, PFOA/PFAS chemicals, mold, radioactive material or radon; or (c) that poses a risk of harm to human health or the environment or may be the subject of regulation, obligation or liability in connection with any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, all obligations, liabilities or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases (as determined in accordance with GAAP) or to pay the deferred and unpaid purchase price of property or equipment, (d) pursuant to securitization or factoring programs or arrangements, (e) to maintain or cause to be maintained the financing, financial positions or covenants of others or to purchase the obligations or property of others, (f) for net cash payment obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (g) for letters of credit, bank guarantees, performance bonds, sureties and other similar Contracts entered into by or on behalf of such Person, (h) for deferred purchase price, including earn-outs or (i) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation, liability or undertaking of any other Person contemplated by the foregoing clauses (a) through (h) of this definition, in each case including all interest, penalties and other payments due with respect thereto, but excluding intercompany indebtedness, obligations, liabilities or undertakings (including any guarantees or arrangements having the economic effect of a guarantee) solely between or among Parent and any of its Wholly Owned Subsidiaries or solely between or among the Company and any of its Wholly Owned Subsidiaries (as applicable).

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time for purposes of Section 7.11) director or officer of the Company or any of its Subsidiaries (or other Persons performing similar functions), or while a director or officer of the Company is or was serving at the request or benefit of the Company or any of its Subsidiaries as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to Company Benefit Plans, in each case when acting in such capacity, together with such Person’s respective heirs, executors or administrators.

“Initial Expiration Date” has the meaning set forth in Section 2.1(c).

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, including any reinsurance policies maintained by the Company or any of its Subsidiaries.

“Intellectual Property Rights” means all rights arising anywhere in the world, in or to any of the following: (a) Trademarks; (b) inventions and discoveries, whether patentable or not, patents, patent applications, registrations and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) Trade Secrets; (d) published and unpublished works of authorship, whether copyrightable or not (including Software, website and mobile content, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) social media accounts, Internet domain names, URLs, database rights; and (f) any other intellectual property, industrial and proprietary rights.

“Intervening Event” means an event, change, development, circumstance, fact or effect that is material to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case taken as a whole, that (a) was not reasonably foreseeable (with respect to substance or timing) by the Company Board as of or prior to the execution and delivery of this Agreement, and (b) first becomes actually known to the Company Board after the execution and delivery of this Agreement; provided that: (i) any event, change, development, circumstance, fact or effect (A) that involves or relates to an Acquisition Proposal or a Superior Proposal or any inquiry or communications related thereto, (B) that results from a breach of this Agreement by the Company, (C) related to the fact that the Company fails to meet, meets or exceeds any internal or analysts’ expectations or projections or (D) resulting from any event, change, development, circumstance or fact after the execution and delivery of this Agreement in the market price or trading volume of the Shares, individually or in the aggregate, shall not be deemed to constitute an Intervening Event; provided further that any event, change, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such facts contemplated by the foregoing clauses (C) and (D) of this definition may be taken into account in determining whether an Intervening Event has occurred.

“Investors” has the meaning set forth in the Recitals.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means any technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology assets and equipment, and all data stored therein or processed thereby, and all associated documentation.

“Knowledge” or any similar phrase means (a) with respect to the Company, the collective knowledge of the individuals set forth in Section 1.1(a) of the Company Disclosure Schedule and any individuals that, following the date of this Agreement, replace or share the employment responsibilities of any such individuals, in each case after reasonable inquiry of such individuals’ direct reports who would reasonably be expected to have actual knowledge of the matter in question, and (b) with respect to Parent and/or Merger Sub, the collective knowledge of the individuals set forth in Section 1.1(a) of the Parent Disclosure Schedule and any individuals that, following the date of this Agreement, replace or share the employment responsibilities of any such individuals, in each case after reasonable inquiry of such individuals’ direct report who would reasonably be expected to have actual knowledge of the matter in question. With respect to matters involving the Intellectual Property Rights, reasonable inquiry does not require the Company, or any of its directors, officers or employees, to have conducted or have obtained any freedom to operate opinions or any patent, Trademark or other Intellectual Property Rights clearance searches or conducted any other similar inquiry of third parties. If not conducted or obtained, no knowledge of any patents, Trademarks or other Intellectual Property Rights of any third Person that would have been revealed solely by such opinions or searches will be imputed to the Company or any of its directors, officers or employees.

“Law” means any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity, or any Order.

“Leased Real Property” means all leasehold or sub-leasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances and exemptions issued or granted by a Governmental Entity.

“Limited Guarantee” has the meaning set forth in the Recitals.

“Material Adverse Effect” means any event, change, development, circumstance, fact or effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the financial condition, properties, assets, liabilities (contingent or otherwise), business operations or results of operations of the Company and its Subsidiaries (taken as a whole) and, in each case, whether known or unknown as of the date of this Agreement; provided, however, that no event, change, development, circumstance, fact or effect to the extent resulting from any of the following, either individually or in the aggregate, shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) events, changes, developments, circumstances, facts or effects that are the result of factors generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the geographic markets in which the Company or any of its Subsidiaries operate or their products or services are sold, including events, changes developments, circumstances, facts or events in or with respect to interest rates or exchange rates for currencies;

(b) events, changes, developments, circumstances, facts or effects generally affecting the industries in which the Company or any of its Subsidiaries operate;

(c) any loss of, or adverse event, change, development, circumstance, fact or effect in or with respect to, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with customers, Governmental Entities, employees, labor unions, labor organizations, works councils or similar organizations, suppliers, distributors, financing sources, partners or similar relationship caused by the public announcement of this Agreement or the pendency or consummation of the Transactions, including any Transaction Litigation or other Proceeding threatened, made or brought by any of the current or former holders of Shares (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of the Transactions; provided that, for the avoidance of doubt, the exceptions in this clause (c) shall not apply with respect to references to “Material Adverse Effect” in any representation or warranty set forth in Section 5.4 or in the Offer Conditions with respect to such representation and warranty;

(d) changes in GAAP or other applicable accounting standards or any applicable Law or changes to the enforcement or interpretation thereof after the date of this Agreement;

(e) any failure by the Company to meet any internal or public projections or forecasts, predictions or estimates of revenues or earnings or other financial metrics; provided that any event, change, development, circumstance, fact or effect underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(f) any event, change, development, circumstance, fact or effect resulting from geopolitical conditions, acts of war (whether or not declared), sabotage, terrorism, military or para-military actions or the escalation of any of the foregoing (including cyberattacks not specifically directed at the Company or any of its Subsidiaries), any weather event, natural disaster or other force majeure events, epidemics, pandemics, or any outbreak of illness or other public health event (including COVID-19) or quarantine events, in each case to the extent not caused by the Company or any of its Subsidiaries or its or their respective Representatives;

(g) any COVID-19 Measures;

(h) any actions required to be taken by the Company or any of its Subsidiaries or its or their respective Representatives pursuant to this Agreement (except for any obligation to operate in the Ordinary Course of Business) or any actions taken by the Company or any of its Subsidiaries or its or their respective Representatives at Parent’s written request;

(i) any action required not to be taken by the Company or any of its Subsidiaries or its or their respective Representatives pursuant to this Agreement or any action not taken by the Company or any of its Subsidiaries or its or their respective Representatives at Parent’s written request;

(j) changes in the price or trading volume of the Shares on the NASDAQ or decline in the Company’s credit rating; provided that any event, change, development, circumstance, fact or effect underlying any such change or decline may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur; or

(k) the availability or cost of equity, debt or other financing to Parent or Merger Sub;

provided further that, with respect to clauses (a), (b), (d), (f) and (g) of this definition, such events, changes, developments, circumstances, facts or effects (as the case may be) shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur if they disproportionately affect the Company and its Subsidiaries (taken as a whole) relative to other companies of similar size operating in the geographic markets or industries in which the Company or any of its Subsidiaries operate or their products or services are sold (but only the incremental disproportionate effect will be taken into account).

“Material Contract” has the meaning set forth in Section 5.11(a)(xix).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Minimum Condition” has the meaning set forth in Annex I.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“NASDAQ” means the Nasdaq Global Select Market.

“Non-U.S. Company Benefit Plan” means a Company Benefit Plan that is maintained primarily for the benefit of Company Employees outside of the United States.

“Non-Wholly Owned Subsidiary” has the meaning set forth in Section 5.2(f).

“Notice Period” has the meaning set forth in Section 7.2(d)(iii).

“Offer” has the meaning set forth in the Recitals.

“Offer Acceptance Consideration” has the meaning set forth in Section 2.2(a)(iii).

“Offer Acceptance Time” has the meaning set forth in Section 2.2(a)(iii).

“Offer Commencement Date” has the meaning set forth in Section 2.1(f)(i)

“Offer Condition” has the meaning set forth in Section 2.1(b)(i).

“Offer Documents” has the meaning set forth in Section 2.1(f)(i).

“Offer Price” has the meaning set forth in the Recitals.

“Offer to Purchase” has the meaning set forth in Section 2.1(f)(i).

“Open Source Software” means any Software that is subject to an open source or copyleft license, including any license approved as an open source license by the Open Source Initiative (opensource.org) or any variant or derivative thereof, including any version or derivative of the following: GNU General Public License, GNU Affero General Public License, GNU Lesser General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, the Artistic License, the Eclipse Public License, the Netscape Public License, the Open Software License, the Sleepycat License and the Common Development and Distribution License.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person, the conduct of such Person’s business that is consistent with the past practices of such Person prior to the date of this Agreement and taken in the ordinary course of normal, day-to-day operations of such Person, but excluding any conduct that would reasonably be expected to violate applicable Law in any material respect.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Anti-Bribery Laws” means, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money-laundering and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business, in which any Person associated with or acting on behalf of the Company or any of its Subsidiaries is conducting or has conducted business involving the Company or any of its Subsidiaries or the Company or any of its Subsidiaries are otherwise subject.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Owned Software” has the meaning set forth in Section 5.19(g).

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 6.4(a).

“Parent Disclosure Schedule” has the meaning set forth in Article VI.

“Parent Related Parties” has the meaning set forth in Section 9.5(e).

“Parent Termination Fee” means an amount equal to $43,734,265.

“Parties” has the meaning set forth in the Preamble.

“Paying Agent” means the paying agent selected by Parent prior to the Effective Time after reasonable consultation with the Company.

“Paying Agent Agreement” means the Contract pursuant to which Parent shall appoint the Paying Agent, which shall be in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed).

“Per Share Merger Consideration” means an amount in cash equal to the Offer Price.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 7.2(b)(i).

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet delinquent or that the Person subject to such Taxes or other governmental charges is contesting in good faith by appropriate proceedings, and as to which adequate reserves have been set aside in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s, landlords’ or other like Encumbrances arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings, and as to which adequate reserves have been set aside in accordance with GAAP; (c) other Encumbrances or restrictions or exclusions that would be shown by a current title report or other similar report that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted; (d) licenses and covenants not to sue granted with respect to Company IP; (e) restrictions on transfer or assignment solely arising under or relating to applicable securities Laws; and (f) with respect to the Company and its Subsidiaries, Encumbrances arising under or relating to this Agreement or any of the Organizational Documents of the Company or any of its Subsidiaries, respectively.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws with respect to privacy or data protection, including with respect to the collection, use, or other processing of such personal information, or the Company’s or its Subsidiaries’ privacy policies, including an individual’s first and last name, address, telephone number, fax number, email address, social security number or other identifier issued by a Governmental Entity (including any state identification number, driver’s license number, or passport number), geolocation information of an individual, personally identifiable biometric data, medical or health information, and credit card or other personally identifiable financial information (including bank account information), and any cookie identifiers, or any other browser- or device-specific number, identifier, or device-level information that relates to an identifiable natural person (or can, in combination with other information controlled by the Company, be linked to an identifiable natural person) or otherwise is defined as personal information under applicable Laws or in the Company’s or its Subsidiaries’ privacy policies, or any web or mobile browsing or usage information that is linked to the foregoing.

“PPP Loan” means the Business Loan Agreement, entered into between the Company and Zions Bancorporation, N.A. dba California Bank & Trust, dated April 15, 2020, and the Promissory Note, entered into between the Company and Zions Bancorporation, N.A. dba California Bank & Trust, dated April 15, 2020, in the principal amount of $4,204,300 and issued pursuant to the U.S. Paycheck Protection Program.

“Privacy and Security Policies” has the meaning set forth in Section 5.19(k).

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, review, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, whether civil, criminal, regulatory, administrative or otherwise, or whether in equity or at law, in contract, in tort or otherwise, in each case, by or before or otherwise involving a Governmental Entity or arbitration or similar tribunal (whether public or private).

“Real Property” means the Owned Real Property and Leased Real Property.

“Reimbursement Obligations” has the meaning set forth in Section 7.13(d).

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor or agent of such Person, in each case acting in their capacity as such.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedule 14D-9” has the meaning set forth in Section 2.2(b)(i).

“Schedule TO” has the meaning set forth Section 2.1(f)(i).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share” has the meaning set forth in the Recitals.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Stock Plans” means, collectively, the Company 2013 Equity Incentive Plan and the Company 2017 Equity Incentive Plan.

“Stockholder List Date” has the meaning set forth in Section 2.3.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions or (b) the equity or ownership interests of such other Person, in each case is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written proposal, offer, inquiry or indication of interest contemplated by the definition of “Acquisition Proposal” made after the date of this Agreement that, if the transactions or series of related transactions contemplated thereby were consummated, would result in a Person or Group acquiring or becoming the beneficial owner of, directly or indirectly, more than fifty percent of the: (a) total voting power or any class of the equity securities of the Company and its Subsidiaries (measured as of the date of such proposal, offer or indication of interest); or (b) consolidated net revenues, net income or total assets of the Company (measured as of the date of such proposal, offer or indication of interest) (it being understood that total assets of the Company include equity securities of Subsidiaries of the Company), in each case other than the Transactions, that the Company Board has determined in good faith, after consultation with outside legal counsel and an independent financial advisor of nationally recognized reputation that (i) if consummated, would result in a transaction more favorable to the holders of Shares than the Transactions (after taking into account any revisions to the terms and conditions of this Agreement proposed by Parent pursuant to Section 7.2(d)(iii) and the time expected to be required to consummate such Acquisition Proposal), and (ii) is reasonably expected to be consummated on the terms proposed, taking into account any legal, financial, regulatory and approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing and the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board, in each case, other than the Transactions.

“Surviving Corporation” has the meaning set forth in Section 2.6.

“Tail Period” means the six years from and after the Effective Time.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or Law that limits or restricts business combinations or the ability to acquire or vote shares.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and any related or supporting attachments thereto) relating to Taxes or the administration of any Laws relating to Taxes, including, for the avoidance of doubt, any amendments or supplements thereof, filed or required to be filed or supplied to any Taxing Authority.

“Taxes” means (a) all income, profits, franchise, transfer, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, ad valorem, occupancy and other taxes, duties or assessments of similar impositional nature, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, in each case imposed by any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any such taxes, duties and assessments (such a Governmental Entity, a “Taxing Authority”), (b) any and all liability for the payment of any items described in clause (a) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group) and (c) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (a) or (b) above.

“Taxing Authority” has the meaning set forth in the definition of “Taxes.”

“Termination Fee” means an amount equal to $22,741,818.

“Third-Party Consents” has the meaning set forth in Section 7.7.

“Top Customer” has the meaning set forth in Section 5.12(a)(i).

“Top Supplier” has the meaning set forth in Section 5.12(b)(i).

“Trade Secrets” means trade secrets, together with any proprietary confidential inventions, discoveries, ideas, improvements, information, know-how, data and databases, including processes, schematics, business methods, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists.

“Trademarks” means trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and, in each case, all goodwill associated therewith and symbolized thereby, including all renewals of the same.

“Transaction Litigation” has the meaning set forth in Section 7.16.

“Transactions” has the meaning set forth in the Recitals.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, in each case imposed by a Taxing Authority.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

1.2. Other Terms. Each of the capitalized terms used in this Agreement and not defined in Section 1.1 has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

1.3. Interpretation and Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) Unless otherwise specified in this Agreement or the context otherwise requires: (i) all Preamble, Recital, Article, Section, clause, Exhibit, Annex and Schedule references used in this Agreement are to the preamble, recitals, articles, sections, clauses, exhibits, annexes and schedules to this Agreement and references to Schedules include the Company Disclosure Schedule and the Parent Disclosure Schedule; (ii) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (iii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa; (iv) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (v) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (vi) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (viii) all accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP; (ix) the word “or” is disjunctive but not exclusive; (x) whenever the word “transfer” is used, it shall be deemed to be followed by the words “including, if applicable, pursuant to the division of a limited liability company, limited partnership or other entity”; (xi) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions; (xii) the rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; (xiii) the term “dollars” and the symbol “$” mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny; (xiv) references to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties such obligation shall be deemed satisfied if (A) such one or more Parties or Representatives thereof made such information or document available in any virtual data rooms established by or on behalf of the Company or otherwise to such other Party or Parties or its or their Representatives (or otherwise made such information available to Parent or its Representatives), in each case in connection with the Transactions prior to the execution and delivery of this Agreement or (B) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC at least one Business Day prior to the date of this Agreement and, in the case of clauses (A) and (B), such information or document was not subject to any redactions or omissions; (xv) when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and references to a number of days shall refer to calendar days unless Business Days are specified; (xvi) all references to any (A) statute include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Entity and (B) Law shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or during the applicable period of time; and (xvii) all references to (A) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference and (B) this Agreement mean this Agreement (taking into account the provisions of Section 10.11(a)) as amended or otherwise modified from time to time in accordance with Section 10.5.

(c) The Company Disclosure Schedule and the Parent Disclosure Schedule may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more provisions set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is required to be disclosed under this Agreement, constitutes a violation of Law or a breach of Contract, is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Material Adverse Effect. Unless the context otherwise requires or unless specified in the Company Disclosure Schedule or Parent Disclosure Schedule, any capitalized term used in the Company Disclosure Schedule or the Parent Disclosure Schedule (as the case may be) but not otherwise defined therein shall have the meaning as defined in this Agreement.

(d) The Parties agree and acknowledge that they have been represented by counsel during, and have jointly negotiated and drafted this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article II

The Offer: Closing; Certificate of Merger and Effective Time; The Merger

2.1. The Offer.

(a) Commencement of the Offer.

(i) Unless this Agreement is terminated pursuant to Article IX, Merger Sub will, and Parent will cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as promptly as reasonably practicable after the date of this Agreement. The Offer Price will be paid net to the seller without interest and after giving effect to any required withholdings as provided in Section 4.2(g) in cash, subject to the terms and conditions set forth in this Agreement.

(b) Conditions of the Offer.

(i) In General. The obligation of Merger Sub (and of Parent to cause Merger Sub) to accept for payment, and pay for, any and all Shares validly tendered (and not validly withdrawn) pursuant to the Offer will be subject to the satisfaction (or to the extent waivable, the waiver by Parent or Merger Sub) of the conditions set forth in Annex I (as they may be amended or otherwise modified from time to time in accordance with this Agreement, collectively, the “Offer Conditions”) and not to any other conditions.

(ii) Permissible Change. Merger Sub expressly reserves the right, at any time, to (A) increase the Offer Price or (B) waive any Offer Condition or make any other changes to the terms and conditions of the Offer that are not inconsistent with the terms of this Agreement. Notwithstanding the prior sentence, without the prior written consent of the Company: (1) the Minimum Condition may not be amended or otherwise modified or waived; (2) Merger Sub will not decrease the Offer Price; and (3) no change may be made to the Offer that (a) changes the form of consideration to be delivered by Merger Sub pursuant to the Offer, (b) decreases the number of Shares sought to be purchased by Merger Sub in the Offer, (c) imposes conditions or requirements to the Offer in addition to the Offer Conditions, (d) except as provided in Section 2.1(d), terminates the Offer or accelerates, extends or otherwise changes the Expiration Date, (e) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer; or (f) provides any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(c) Expiration of the Offer. The Offer will initially be scheduled to expire at one minute after 11:59 p.m., Eastern time, on the date that is 20 Business Days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”).

(d) Extension of the Offer.

(i) In General. Notwithstanding anything in this Agreement to the contrary, unless this Agreement has been terminated in accordance with Article IX, (A) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Merger Sub or Parent, to the extent waivable by Merger Sub or Parent, then Merger Sub will extend the Offer for up to three additional periods of 10 Business Days per extension (or such longer period as the Parties may agree in writing) to permit the Offer Conditions to be satisfied; (B) if, as of the then-scheduled Expiration Date of the last extension period referred to in clause (A), any Offer Condition is not satisfied and has not been waived by Merger Sub or Parent, to the extent waivable by Merger Sub or Parent, then, Merger Sub may extend the Offer until such time as the Offer Conditions are satisfied or waived (to the extent waivable) to permit the Offer Conditions to be satisfied; and (C) Merger Sub will, and Parent will cause Merger Sub to, extend the Offer from time to time for the minimum period required by any Law.

(ii) Extension Deadline. In no event will Merger Sub: (A) be required to extend the Offer beyond the earliest to occur of (1) the termination of this Agreement pursuant to Article IX; (2) the Outside Date; and (3) the final Expiration Date following extension of the Offer in compliance with Section 2.1(d)(i) (such earliest occurrence, the “Extension Deadline”); or (B) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(e) Termination of the Offer. Merger Sub will not, and Parent will cause Merger Sub not to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article IX. If this Agreement is terminated pursuant to Article IX, then Merger Sub will, and Parent will cause Merger Sub to, as promptly as practicable and unconditionally terminate the Offer and not acquire any Shares pursuant thereto, and Merger Sub will, and Parent will cause Merger Sub to, promptly return, and cause any depository acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(f) Offer Documents.

(i) Schedule TO. On the date of the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act) (the “Offer Commencement Date”) Parent and Merger Sub will: (i) file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) with respect to the Offer, which will contain or incorporate by reference: (A) Merger Sub’s offer to purchase Shares pursuant to the Offer (the “Offer to Purchase”); and (B) forms of the related letter of transmittal, summary advertisement and other required ancillary Offer documents; and (ii) cause the Offer to Purchase and related documents to be disseminated to the holders of Shares as and to the extent required by applicable U.S. federal securities Law. Parent and Merger Sub will cause the Schedule TO (including the Offer to Purchase and forms of the letter of transmittal, summary advertisement and other ancillary Offer documents) (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with all amendments and supplements thereto, collectively, the “Offer Documents”) to comply in all material respects with the applicable requirements of U.S. federal securities Law and not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (it being understood that no covenant is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents).

(ii) SEC Comments. Each of Parent, Merger Sub and the Company: (A) will promptly respond to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer and (B) to the extent required by applicable U.S. federal securities Law, promptly correct any information provided by it for use in the Offer Documents to the extent that such information is or has become false or misleading in any material respect. Parent and Merger Sub will take all steps necessary to cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by applicable U.S. federal securities Law, to be disseminated to the holders of Shares.

(iii) Review of Offer Documents. The Company and its legal counsel will be given reasonable opportunity to review and comment on the Offer Documents (including all amendments and supplements thereto and including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Merger Sub will give reasonable and good faith consideration to any such comments made by the Company or its legal counsel. Parent and Merger Sub will promptly provide the Company and its legal counsel with a copy or a description of any comments (including oral comments) received by Parent, Merger Sub or their legal counsel from the SEC or its staff with respect to the Offer Documents.

(iv) Additional Information from the Company. The Company will promptly furnish to Parent and Merger Sub all information concerning the Company or any of its Subsidiaries that may be required or reasonably requested in connection with the Offer Documents or any action contemplated by this Section 2.1(f).

2.2. Additional Actions.

(a) Additional Parent Actions.

(i) Provision of Sufficient Funds. Parent will provide (or cause to be provided) to Merger Sub, on a timely basis, all of the funds necessary to purchase all of the Shares that Merger Sub becomes obligated to purchase pursuant to the Offer, and will cause Merger Sub to perform, on a timely basis, all of Merger Sub’s obligations under this Agreement.

(ii) Tenders by Parent. Parent and Merger Sub will, and each of Parent and Merger Sub will ensure that all of their respective Affiliates will, tender any Shares validly held by them into the Offer, subject to the terms and conditions of any written agreement regarding any “rollover stock” (as such term is defined in Section 251(h)(6) of the DGCL).

(iii) Acceptance and Payment. Subject to the satisfaction or, to the extent waivable by Merger Sub or Parent, waiver by Merger Sub or Parent of each of the Offer Conditions, Merger Sub will (and Parent will cause Merger Sub to) (A) promptly after the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”); and (B) as promptly as practicable after the Offer Acceptance Time, pay for such Shares (the aggregate amount of such payments, the “Offer Acceptance Consideration”).

(b) Additional Company Actions.

(i) Schedule 14D-9. On the Offer Commencement Date, as promptly as practicable following the filing of the Schedule TO, the Company will file with the SEC and disseminate to the holders of Shares, in each case as and to the extent required by applicable United States securities Laws, the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that will reflect the terms and conditions of this Agreement, include the notice and other information required by Section 262(d)(2) of the DGCL such that the Schedule 14D-9 will constitute a valid notice of appraisal rights under Section 262(d)(2) of the DGCL, and, subject to Section 7.2, include the Company Recommendation.

(ii) Compliance. The Company will cause the Schedule 14D-9 to (A) comply in all material respects with the Exchange Act and other applicable Laws; and (B) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (it being understood that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9).

(iii) SEC Comments. Each of Parent, Merger Sub and the Company: (A) will promptly respond to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9; and (B) to the extent required by the applicable requirements of United States securities Laws and the rules and regulations of the SEC promulgated thereunder, promptly correct any information provided by it for use in the Schedule 14D-9 to the extent that such information is or has become false or misleading in any material respect. The Company will take all steps necessary to cause the Schedule 14D-9, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by the United States securities Laws and the rules and regulations of the SEC promulgated thereunder, to be disseminated to the holders of Shares, except that any such filing of the corrected Schedule 14D-9 will not, without the prior written consent of Parent, waive, extend or restart the notice period for purposes of Section 262(d)(2) of the DGCL.

(iv) Review of Schedule 14D-9. Parent and its legal counsel will be given reasonable opportunity to review and comment on the Schedule 14D-9 (including all amendments and supplements thereto and including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC and the Company will give reasonable and good faith consideration to any such comments made by Parent or its legal counsel. The Company will promptly provide Parent and its legal counsel with a copy or a description of any comments (including oral comments) received by the Company or its legal counsel from the SEC or its staff with respect to the Schedule 14D-9.

(v) Additional Information from Parent and Merger Sub. Parent and Merger Sub will promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent or Merger Sub that may be required or reasonably requested in connection with the Schedule 14D-9 or any action contemplated by this Section 2.2(b). As of the date of this Agreement, no member of the Company Board or executive officer of the Company has informed the Company that his or her current, affirmative intention is not to tender all Shares, if any, beneficially owned by him or her in accordance with the Offer.

2.3. Stockholder Lists. In connection with the Offer, the Company shall instruct its transfer agent to furnish to Parent and Merger Sub: (a) promptly following the date of this Agreement (and, in any event, within three Business Days of the date of this Agreement) a list of the Company’s stockholders and non-objecting beneficial owners, mailing labels, any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date (the date used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”); and (b) such additional information (including updated lists of stockholders and non-objecting beneficial owners, mailing labels, listings or computer files containing the names and addresses of all record holders and lists of securities positions) as Parent may reasonably request in connection with the Transactions promptly after any such request (and, in any event, within three Business Days of any such request). Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub and their respective agents will hold in confidence (in accordance with the terms of the Confidentiality Agreement) the information contained in any such labels, listings and files, will use such information only in connection with the Transactions and, if this Agreement is terminated, will, upon request by the Company, deliver, and use their respective reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or under their control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

2.4. Closing. The Closing shall take place by remote communications and by the exchange of signatures by electronic transmission or, if or to the extent such exchange is not practicable, at a Closing to be held at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 8:00 a.m. (New York time) on the first Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), or at such other date, time and place (or by means of remote communication) as the Parties may agree in writing.

2.5. Certificate of Merger and Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, the Parties shall (a) cause the Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware as provided in Section 251(h) of the DGCL and (b) make any and all other filings or recordings required under the DGCL in connection with such filing of the Certificate of Merger and the Merger, which shall become effective at the date and time when the Certificate of Merger has been executed and filed pursuant to clause (a) of this Section 2.5, or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger so executed and filed (such date and time, as applicable, the “Effective Time”).

2.6. The Merger. Subject to the terms and conditions of this Agreement and pursuant to the applicable provisions of the DGCL, (a) at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and, from and after the Effective Time, shall be a Wholly Owned Subsidiary of Parent and the separate corporate existence of the Company shall continue unaffected by the Merger, and (c) the Merger shall have such other applicable effects as provided in the applicable provisions of the DGCL. The Merger will be governed by, and effected pursuant to, Section 251(h) of the DGCL.

Article III

Certificate of Incorporation, Bylaws, Directors and Officers of the Surviving Corporation

3.1. Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended and restated in its entirety to read substantially as set forth in Exhibit A, until thereafter duly amended, restated or amended and restated as provided therein and/or by applicable Law, in each case consistent with the obligations set forth in Section 7.11.

3.2. Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended, restated or amended and restated as provided therein, the Charter and/or by applicable Law, in each case consistent with the obligations set forth in Section 7.11.

3.3. Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until his or her or their successor has been duly elected or appointed and qualified or until his or her or their earlier death, resignation or removal pursuant to the Charter, the Bylaws and/or applicable Law.

3.4. Officers of the Surviving Corporation. Except as otherwise determined by Parent prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his or her or their successor has been duly elected or appointed and qualified or until his or her or their earlier death, resignation or removal pursuant to the Charter, the Bylaws and/or applicable Law.

Article IV

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

4.1. Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a) Merger Consideration. Each Eligible Share shall be converted into the right to receive the Per Share Merger Consideration, and shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate and each Book-Entry Share shall thereafter only represent the right to receive the Per Share Merger Consideration, payable pursuant to Section 4.2.

(b) Treatment of Excluded Shares. Each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights any Dissenting Stockholders may have pursuant to Section 4.2(f) with respect to any Excluded Shares that are Dissenting Shares.

(c) Merger Sub. Each share of common stock of Merger Sub, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, par value $0.001 per share.

4.2. Delivery of Merger Consideration.

(a) Deposit of Merger Consideration and Paying Agent.

(i) As promptly as practicable after the Effective Time, but on the Closing Date, Parent shall deposit, or cause to be deposited, with the Paying Agent, an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments of the aggregate Per Share Merger Consideration payable in respect of the Eligible Shares pursuant to Section 4.2(b) and the Company Equity Payments to be paid by the Paying Agent pursuant to Section 4.3(d) (such cash, the “Exchange Fund”) at the times necessary for such payments. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 4.2(a), except as expressly provided for this Agreement.

(ii) Pursuant to the Paying Agent Agreement, the Paying Agent shall, among other things, (A) act as the paying agent for the payment and delivery of the Per Share Merger Consideration pursuant to the terms and conditions of this Agreement and for the payment of the Company Equity Payments to be paid by the Paying Agent pursuant to Section 4.3(d) and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a nationally recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level sufficient to make prompt payment and delivery of the aggregate Per Share Merger Consideration as contemplated by Section 4.1 and the Company Equity Payments to be paid by the Paying Agent pursuant to Section 4.3(d), or to the extent the Exchange Fund is not sufficient to make prompt payment and delivery of the aggregate Per Share Merger Consideration in respect of any Dissenting Shares that become Eligible Shares pursuant to the last sentence of Section 4.2(f), Parent shall promptly deposit or cause to be deposited such additional amounts in cash in immediately available funds with the Paying Agent for the Exchange Fund so as to ensure that the Exchange Fund is maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts (if any) in excess of the amounts payable pursuant to Section 4.2(b) and Section 4.3(d) shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement.

(b) Procedures for Surrender.

(i) As promptly as practicable after the Effective Time (but in any event within five Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Shares that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree as applicable, and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or such Book-Entry Shares to the Paying Agent in exchange for the Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article IV.

(ii) With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Per Share Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article IV.

(iii) Upon surrender to the Paying Agent of Eligible Shares that (A) are Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) together with the letter of transmittal, duly completed and executed, and such other documents as may be reasonably required by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), in each case of the foregoing clauses (A) and (B) of this Section 4.2(b)(iii), pursuant to such materials and instructions contemplated by Section 4.2(b)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 4.2(a)(i), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product obtained by multiplying (1) the number of Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or such Book-Entry Shares by (2) the Per Share Merger Consideration.

(iv) In the event of a transfer of ownership of any Certificate that is not registered in the stock transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(v) For the avoidance of doubt, no interest shall be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books or ledger of the Company of the Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article IV.

(d) Termination of Exchange Fund.

(i) Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares for 180 days from and after the Closing Date shall be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 4.2 and any holder of Company Equity Awards who has not received the applicable Company Equity Payment to be paid by the Paying Agent pursuant to Section 4.3(d) shall thereafter look only to the Surviving Corporation as a general creditor thereof for such payments (after giving effect to any required Tax withholdings as provided in Section 4.2(g) and Sections 4.3(a) through 4.3(c), as applicable) in respect thereof.

(ii) Notwithstanding anything to the contrary set forth in this Article IV, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares or Company Equity Awards for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall, in exchange for such Certificate, issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product obtained by multiplying (i) the number of Eligible Shares represented by such lost, stolen or destroyed Certificate by (ii) the Per Share Merger Consideration.

(f) Appraisal Rights. Subject to the last sentence of this Section 4.2(f), no Dissenting Stockholder shall be entitled to receive the Per Share Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder and each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and such Dissenting Stockholder shall cease to have any other rights with respect to such Dissenting Shares. The Company shall give Parent prompt notice and copies of any written demands for appraisal, actual, attempted or purported withdrawals of such demands, and any other instruments served pursuant to (or purportedly pursuant to) applicable Law that are received by the Company relating to the holders of Shares’ demands of appraisal. Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to any demand for appraisal under the DGCL, including any determination to make any payment or deposit with respect to any of the Dissenting Stockholders with respect to any of their Dissenting Shares under Section 262(h) of the DGCL prior to the entry of judgment in the Proceedings regarding appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or deposit with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing. If any Dissenting Stockholder shall have effectively withdrawn or otherwise waived or lost the right under Section 262 of the DGCL with respect to any Dissenting Shares, such Dissenting Shares shall become Eligible Shares and thereupon converted into the right to receive the Per Share Merger Consideration with respect to such Shares pursuant to this Article IV.

(g) Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so deducted and withheld, such withheld amounts (i) shall be remitted to the applicable Taxing Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties hereby agree to take commercially reasonable efforts to cooperate to minimize any such deduction or withholding.

4.3. Treatment of Equity Awards.

(a) Company Restricted Shares. At the Effective Time, (i) any vesting conditions applicable to each Company Restricted Share shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each Company Restricted Share award shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Restricted Share award to receive, without interest, an amount in cash equal to the product obtained by multiplying (A) the number of Company Restricted Shares outstanding immediately prior to the Effective Time by (B) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(b) Company Restricted Stock Units. At the Effective Time, (i) any vesting conditions applicable to each Company RSU shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each Company RSU award shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company RSU award to receive, without interest, an amount in cash equal to the product obtained by multiplying (A) the number of Shares subject to such Company RSU award immediately prior to the Effective Time by (B) Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided that with respect to any Company RSUs that the Company, in consultation with Parent, has determined constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(c) Company Performance Share Units. At the Effective Time, (i) any vesting conditions applicable to each Company PSU, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, accelerate, and (ii) each Company PSU award shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company PSU award to receive, without interest, as promptly as practicable an amount in cash equal to the product obtained by multiplying (A) the number of Shares subject to such Company PSU award immediately prior to the Effective Time by (B) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided that, with respect to any Company PSUs that the Company, in consultation with Parent, has determined constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code. For purposes of determining the number of Shares subject to a Company PSUs in clause (A) of the immediately preceding sentence, such number shall be (1) for any portion of a Company PSU with a one-year performance period ending as of June 30, 2019 or June 30, 2020, the number of outstanding Company PSUs applicable to such portion based on maximum performance in accordance with the terms of the applicable award agreement and Stock Plan and (2) for any portion of a Company PSU award with a one-year performance period ending as of June 30, 2021, June 30, 2022, or June 30, 2023, as applicable, the maximum number of Company PSUs applicable to such portion, in all cases, without adjustment for relative total shareholder return.

(d) Company Equity Payments. As promptly as practicable after the Closing (but no later than the first regularly scheduled payroll occurring at least five Business Days after the Closing Date), the Company or the Surviving Corporation shall, through the payroll system of the Surviving Corporation, pay or cause to be paid to the holders of the Company Equity Awards, the amounts contemplated by Section 4.3(a) through 4.3(c) respectively (collectively, the “Company Equity Payments”); provided, however, that, to the extent the holder of a Company Equity Award is not and was not at any time during the applicable vesting period a Company Employee, such amounts shall not be paid through the payroll system, but shall be paid by the Paying Agent pursuant to Section 4.2.

(e) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of Sections 4.3(a) through Section 4.3(c), (ii) cause the Stock Plans to terminate at or prior to the Effective Time and (iii) ensure that from and after the Effective Time, neither Parent nor the Surviving Corporation shall be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

4.4. Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement if (a) at any time during the period between the date of this Agreement and the Offer Acceptance Time or (b) at any time thereafter, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Offer Price, the Per Share Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted (as applicable) to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

Article V

Representations and Warranties of the Company

Except as set forth in the Company Reports filed or furnished on or after the Applicable Date and prior to the date of this Agreement, correct and complete copies of which have been made available to Parent, but excluding, in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk section or in any other section to the extent that they are forward-looking statements or cautionary, predictive or forward-looking in nature, or in the corresponding sections of the confidential disclosure schedule delivered to Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section of the Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section to the extent that the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1. Organization, Good Standing and Qualification.

(a) The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, except, solely with respect to the Company’s Subsidiaries, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and each of its Subsidiaries is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, solely with respect to the Company’s Subsidiaries, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) The Company has made available to Parent correct and complete copies of the Company’s and the Company’s Subsidiaries’ Organizational Documents that, in each case, are in full force and effect as of the date of this Agreement.

(c) Section 5.1(c) of the Company Disclosure Schedule sets forth a correct and complete list of each jurisdiction in which the Company and its Subsidiaries are organized and qualified to do business.

5.2. Capital Structure.

(a) The authorized capital stock of the Company consists of 20 million Shares and 3 million shares of Company Preferred Stock. As of the Capitalization Date: (i) 9,026,111 Shares were issued and outstanding, (ii) no Shares were issued and held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury; and (iv) no Shares were reserved for issuance other than Shares reserved for issuance pursuant to the Company’s Stock Plans. Since the Capitalization Date and through the date of this Agreement, no Stock Plan has been amended or otherwise modified and no Shares (including any Company Restricted Shares) or shares of Company Preferred Stock have been repurchased or redeemed or issued (other than with respect to the exercise, vesting or settlement of Company Equity Awards outstanding prior to the Capitalization Date and pursuant to the terms of the applicable Stock Plan in effect on the Capitalization Date), and no Shares have been reserved for issuance and no Company Equity Awards have been granted, except pursuant to the terms of the applicable Stock Plan in effect on the Capitalization Date.

(b) Neither the Company nor any of its Subsidiaries have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the holders of Shares on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively.

(c) The Shares constitute the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act and no shares of capital stock of the Company are held by any Subsidiary of the Company.

(d) Section 5.2(d) of the Company Disclosure Schedule sets forth a correct and complete list of all outstanding Company Equity Awards as of the Capitalization Date, setting forth the number of Shares subject to each Company Equity Award and the holder (on an anonymized basis), grant date and vesting schedule, assuming for any Company PSU, maximum performance in accordance with the terms of the applicable award agreement and Stock Plan.

(e) All outstanding Shares have been issued and granted in compliance in all material respects with all applicable Laws and all requirements set forth in any applicable Contract and each Company Equity Award was granted and properly approved by the Company Board or the Company Compensation Committee in compliance in all material respects with all applicable Laws and all the terms and conditions of the Stock Plan pursuant to which it was issued.

(f) Section 5.2(f) of the Company Disclosure Schedule sets forth: (i) each of the Company’s Subsidiaries; (ii) whether or not each such Subsidiary is a Wholly Owned Subsidiary (any Subsidiary that is not a Wholly Owned Subsidiary, a “Non-Wholly Owned Subsidiary”); and (iii) for each Non-Wholly Owned Subsidiary, (A) the percentage of the Company’s ownership interest, direct or indirect, and the number and type of capital stock or other securities owned by the Company, directly or indirectly, in each such Subsidiary, and (B) the percentage of such other Person’s or Persons’ ownership interest and the number and type of capital stock or other securities owned by such other Person or Persons in each such Subsidiary, and the name and jurisdiction of organization of such other Person or Persons.

(g) Section 5.2(g) of the Company Disclosure Schedule sets forth the Company’s or its Subsidiaries’ capital stock or other direct or indirect equity interest in any Person that is not a Subsidiary of the Company, other than equity securities in a publicly traded company or other entity held for investment by the Company or any of its Subsidiaries and consisting of less than one percent of the outstanding capital stock or other equity interest of such company or other entity. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the HSR Act.

(h) All of the outstanding shares of capital stock or other securities of the Company (including, for the avoidance of doubt, the Shares and shares of Company Preferred Stock) have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance contemplated by clauses (d) and (e) of the definition thereof). Upon the issuance of any Shares in accordance with the terms of the Stock Plans in effect on the Capitalization Date, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance contemplated by clauses (e) and (f) of the definition thereof). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except for directors’ qualifying shares and any shares of capital stock or other securities of any Non-Wholly Owned Subsidiaries owned by such Persons contemplated by Section 5.2(f)(iii)(B), owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance (other than any Permitted Encumbrance contemplated by clauses (e) and (f) of the definition thereof).

(i) Except as set forth in Section 5.2(a), Section 5.2(d) and Section 5.2(h), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

5.3. Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and, no vote of the holders of Shares will be required in connection with the Transactions if the Merger is consummated in accordance with Section 251(h) of the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board has, at a duly convened and held meeting: (i) (A) approved and declared advisable this Agreement and the Transactions, and (B) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the holders of Shares, other than Excluded Shares that are not Dissenting Shares; (ii) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; (iii) recommended that the stockholders of the Company tender their Shares to Merger Sub pursuant to the Offer (collectively, the “Company Recommendation”) and (iv) received the opinion of its financial advisor, Houlihan Lokey Capital, Inc., to the effect that as of the date of such opinion, and subject to the factors, assumptions, and limitations set forth therein, the Per Share Merger Consideration to be received by the holders of Shares (other than Parent and its Affiliates) in the Transactions is fair to such holders from a financial point of view. A copy of Houlihan’s Lokey Capital, Inc.’s opinion will be promptly delivered to Parent solely for informational purposes (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent, Merger Sub or the Investors).

5.4. Governmental Filings; No Violations.

(a) Assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, including the filing with the SEC of the Schedule 14D-9, (iv) required to be made with or by the NASDAQ and (v) under the Takeover Statutes and state securities and “blue sky” Laws (collectively, the “Company Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 6.4(a), no expirations of any statutory waiting periods under applicable Antitrust Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company or any of its Subsidiaries with, nor are any required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by the Company and the consummation of the Transactions, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b) The execution and delivery of and performance under this Agreement by the Company do not, and the consummation of the Transactions, will not: (i) constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming the expiration of the statutory waiting period and the filings, notices, reports, consents, registrations, approvals, permits and authorizations required under the HSR Act are made or obtained, constitute or result in a breach or violation of or a contravention or conflict with any Law to which the Company or any of its Subsidiaries is subject; or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, or cause or permit a termination, non-renewal or modification of or acceleration or creation of any right or obligation under or the creation of an Encumbrance on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract by which the Company or any of its Subsidiaries is bound (other than any Contract for any Leased Real Property) or any License necessary to the conduct of the business of the Company or any its Subsidiaries as currently conducted, except, in the case of clauses (ii) and (iii) of this Section 5.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

5.5. Compliance with Laws; Licenses.

(a) Compliance with Laws.

(i) Since January 1, 2017, (A) the businesses of the Company and each of its Subsidiaries have not been, and are not being, conducted in violation of any applicable Law and (B) neither the Company nor any of its Subsidiaries has received any written notice or other communication from a Governmental Entity asserting any noncompliance with any applicable Law by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement, in the case of each of (A) and (B), except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(ii) Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(iii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(iv) To the Knowledge of the Company, neither the businesses of the Company and each of its Subsidiaries nor any employee or agent of the Company or any of its Subsidiaries (in their capacities as such) have engaged in “card trimming”, “auction shilling” or similar activities. The Company has instituted policies and procedures reasonably designed to provide reasonable assurance that the business of the Company and its Subsidiaries and the employees and agents of the Company and each of its Subsidiaries (in their capacities as such) do not engage in “card trimming”, “auction shilling” or any similar activities and neither the Company nor any of its Subsidiaries has received any written notice or other communication from any Person (including any “whistleblower” complaint) asserting any of the businesses of the Company or any of its Subsidiaries or any employee or agent of the Company or any of its Subsidiaries has engaged in “card trimming”, “auction shilling” or similar activities.

(b) FCPA and Other Anti-Bribery Laws.

(i) The Company, its Subsidiaries and their respective owners, directors, employees (including officers) and, to the Knowledge of the Company, agents are in compliance with and, within the prior five-year period, have complied in all material respects with the FCPA and the Other Anti-Bribery Laws.

(ii) Within the prior five-year period, none of the Company, any of its Subsidiaries and/or any of their respective directors, employees (including officers) and, to the Knowledge of the Company, agents have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any official or Representative (including anyone elected, nominated or appointed to be a Representative) of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity), any royal or ruling family member or any political party or candidate for public or political office for the purpose of improperly influencing any act or decision of any such Governmental Entity or Person to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation, in any material respect, of the FCPA or any of the Other Anti-Bribery Laws.

(iii) The Company and its Subsidiaries have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and the Other Anti-Bribery Laws and have maintained such policies and procedures in full force and effect.

(iv) There are no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party (related to their activities on behalf of the Company) pending by or before any Governmental Entity or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party (related to their activities on behalf of the Company) by any Governmental Entity, in each case with respect to the FCPA and the Other Anti-Bribery Laws.

(v) Neither the Company nor any of its Subsidiaries have made a voluntary disclosure to a Governmental Entity related to the FCPA or any of the Other Anti-Bribery Laws.

(c) Export and Sanctions Regulations.

(i) The Company and each of its Subsidiaries are in compliance in all material respects and, within the prior five-year period, have been in compliance in all material respects with the Export and Sanctions Regulations.

(ii) The Company and its Subsidiaries have instituted policies and procedures reasonably designed to ensure compliance with the Export and Sanctions Regulations and have maintained such policies and procedures in full force and effect.

(iii) There are no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party pending by or before any Governmental Entity or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party by any Governmental Entity, in each case with respect to the Export and Sanctions Regulations.

(iv) Neither the Company nor any of its Subsidiaries has engaged in, nor is now engaging in, any dealings or transactions in Cuba, Iran, North Korea, Sudan (prior to October 12, 2017), Syria, the Crimea region of the Ukraine or any country or territory that (or with any Person who) is or was the subject of sanctions administered by U.S. Department of the Treasury’s Office of Foreign Assets Control at the time of the dealing or transaction.

(v) Neither the Company nor any of its Subsidiaries have made a voluntary disclosure to a Governmental Entity related to the Export and Sanctions Regulations.

(d) Licenses. The Company and each of its Subsidiaries (i) has obtained, holds and is in compliance with all Licenses necessary to conduct their respective businesses as currently conducted and (ii) neither the Company nor any of its Subsidiaries has received any written notice or other communication from a Governmental Entity asserting any non-compliance with any such Licenses by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement, in the case of each of (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.6. Company Reports.

(a) All Company Reports filed or furnished since the Applicable Date have been filed or furnished on a timely basis. Correct and complete copies of each of the Company Reports filed or furnished since the Applicable Date and prior to the date of this Agreement have been made available to Parent.

(b) Each of the Company Reports filed or furnished since January 1, 2017, at the time of its filing with or being furnished (and, if amended or supplemented, as of the date of such amendment or supplement) to the SEC (or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively, and if amended or supplemented, as of the date of such amendment or supplement), complied or will comply in all material respects (as applicable), with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable. As of their respective dates (or if amended or supplemented as of the date of such amendment or supplement), the Company Reports filed or furnished to the SEC since January 1, 2017 have not and will not (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that any such Company Report that is a registration statement filed pursuant to the Securities Act, did not and will not (as applicable), contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(c) None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13a or Section 15d of the Exchange Act.

5.7. Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) The Company maintains “disclosure controls and procedures,” required by Rule 13a-15 or 15d-15 under the Exchange Act, and such disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms to the individuals responsible for the preparation of the Company’s filings with the SEC.

(b) The Company maintains internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements.

(c) The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended June 30, 2020, and such assessment concluded that such control structure was effective. Since such date, there have been no changes in the Company’s internal control over financial reporting that, individually or in the aggregate, have materially and adversely affected, or would reasonably be expected to materially and adversely affect, the Company’s internal control over financial reporting.

(d) Since January 1, 2017, the Company has disclosed, based on the most recent evaluation of its disclosure controls and procedures and internal control over financial reporting by its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the Audit Committee, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and Audit Committee any material weaknesses in internal control over financial reporting, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Since January 1, 2017, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and to the Company’s Knowledge, no concerns from Company Employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent (i) a correct and complete summary of any disclosure made by management to the Company’s auditors and Audit Committee contemplated by Section 5.7(d) since the Applicable Date, (ii) any material communication since the Applicable Date made by management or the Company’s auditors to the Audit Committee required or contemplated by listing standards of the NASDAQ, the Audit Committee’s charter or professional standards of the Public Company Accounting Oversight Board and (iii) a correct and complete summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of Law.

(f) Since January 1, 2017, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives, in each case in such capacities, to the Company’s chief legal officer, Audit Committee (or other committee of the Company Board designated for the purpose) or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

5.8. Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a) Financial Statements. Each of the consolidated balance sheets and consolidated statements of operations, of stockholders’ equity and cash flows included in or incorporated by reference into the Company Reports filed since January 1, 2017: (i) were or will be prepared (as applicable), in each case in accordance with GAAP, except as may be noted therein; and (ii) did or will fairly present (as applicable), the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect).

(b) No Undisclosed Liabilities. Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent consolidated balance sheet (including the notes thereto) included in or incorporated by reference into the Company Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet or (iii) incurred in connection with the preparation, negotiation and consummation of the Transactions, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company or one or more of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

(d) Coin and Trading Card Warranties. Other than the Coin and Trading Card Warranties and warranties implied at Law, neither the Company nor any of its Subsidiaries has made any material, written warranties regarding any services performed (authentication, grading or otherwise) or products sold by the Company or its Subsidiaries. The Company has established adequate reserves with respect to the Coin and Trading Card Warranties. Since the Applicable Date, neither the Company nor any of its Subsidiaries has purchased any coin or trading card pursuant to, or made any payments or otherwise incurred any liabilities in connection with, any Coin and Trading Card Warranty, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(e) PPP Loan. The Company repaid the PPP Loan in full on April 30, 2020. Since April 30, 2020, (i) there have been no amounts outstanding under or any other liabilities incurred, owed or payable with respect to the PPP Loan and (ii) neither the Company nor any of its Affiliates has had any obligations with respect to the PPP Loan. Other than the PPP Loan, neither the Company nor any of its Affiliates has applied for or accepted any benefit from an assistance program related to COVID-19 devised or supervised by a Governmental Entity, including any loans, grants, Tax holidays or other Tax benefits or relief under the U.S. Paycheck Protection Program or other provisions of the Coronavirus Aid, Relief, and Economic Security Act (including Sections 2301 or 2302 thereof) or any similar applicable Law.

5.9. Litigation.

(a) There are no Proceedings material to the Company and its Subsidiaries (taken as a whole) against the Company or any of its Subsidiaries or any Indemnified Party pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party.

(b) Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that restricts the manner in which the Company and its Subsidiaries conduct their businesses in any material respect, is otherwise material to the Company and its Subsidiaries or that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

5.10. Absence of Certain Changes.

(a) Since July 1, 2020 and through the date of this Agreement, (i) except for actions taken in response to COVID-19 Measures, the Company and its Subsidiaries have conducted their respective businesses in the Ordinary Course of Business, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material property or asset owned, leased or otherwise used by the Company or any of its Subsidiaries (including any Real Property), whether or not covered by insurance, and (iii) neither the Company nor any of its Subsidiaries has taken or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 7.1(a)(i) (Organizational Documents), (a)(iii) (Acquisitions), (a)(iv) (Divestitures), (a)(v) (Equity Interests), (a)(viii) (Equity Interests), (a)(xvi) (Litigation) or (a)(xix) (IP Rights).

(b) Since July 1, 2020 and through the date of this Agreement, there has not been any event, change, development, circumstance, fact or effect that, individually or in the aggregate with such other events, changes, developments, circumstances, facts or effects, has resulted in or would reasonably be expected to result in a Material Adverse Effect.

5.11. Material Contracts.

(a) Except for this Agreement, Contracts terminable by the other party or parties thereto on ninety days’ or less notice (without penalty; provided that any requirement to pay costs and expenses in connection with the termination of any such Contract consisting of reimbursement of expenses incurred and reasonable wind-down costs shall not constitute a penalty, and including, for the avoidance of doubt, Company Benefit Plans), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by, without duplication:

(i) any Contract with a Top Customer or Top Supplier;

(ii) any Contract with any agent, distributor or sales representative (including “authorized dealers”) involving annual aggregate consideration in excess of $400 thousand;

(iii) any Company Government Contract;

(iv) any Contract (other than those solely between or among the Company and any of its Wholly Owned Subsidiaries) relating to Indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $250 thousand;

(v) any Contract evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contract;

(vi) any Contract for any Leased Real Property or the lease of personal property providing, in each case, for annual payments thereunder of $750 thousand or more;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries (i) grants or receives any license, sublicense, covenant not to sue, release, or option in or to any Intellectual Property Rights that are material to the business of the Company or any of its Subsidiaries, other than (A) nonexclusive licenses or sublicenses granted to the Company or its Subsidiaries with respect to off-the-shelf Software or information technology services that have been granted on standardized, generally available terms, and (B) Customer and Vendor Licenses, in the case of clauses (A) and (B), that are granted or acquired in the Ordinary Course of Business, (ii) assigns or agrees to assign any Company IP that is material to the business of the Company or any of its Subsidiaries taken as a whole or (iii) otherwise agrees to limit its use or exploitation of any Trademarks owned by the Company (including, as applicable, pursuant to any co-existence or consent agreement);

(viii) any Contract related to a collective bargaining arrangement or with a labor union, labor organization, works council or similar organization;

(ix) any Contract related to any settlement of any Proceeding;

(x) any Contract outside the Ordinary Course of Business providing for indemnification or any guarantee by the Company or any of its Subsidiaries of any Person or pursuant to which any indemnification or guarantee obligations of the Company or any of its Subsidiaries remain outstanding or otherwise survive as of the date of this Agreement;

(xi) any Contract between the Company and a labor union, labor organization, works council or similar organization;

(xii) any partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture, except for any such agreements or arrangements solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(xiii) relating to the, direct or indirect, acquisition or disposition of any capital stock or other securities, assets or business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company or any of its Subsidiaries reasonably expects to be required to pay or receive any earn-out, deferred or other contingent payments;

(xiv) any Contract that contains a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which the Company or any of its Subsidiaries could be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business reasonably expected to result in payments with a value in excess of $750 thousand in any twelve-month period;

(xv) any Contract that (A) purports to restrict the ability of the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates from in a material way (1) directly or indirectly, engaging in any business or competing in any business with any Person (including soliciting clients or customers), (2) operating its business in any manner or location or (3) enforcing any of its rights with respect to any of its material assets, (B) by its terms could require the, direct or indirect, disposition of any material assets or line of business of the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates, or, direct or indirect, acquisition by the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates, of any material assets or line of business of any other Person, (C) grants “most favored nation” status to any other Person that, including those that, at or after the Effective Time, would purport to apply to Parent or any of its Affiliates or (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person or would constitute a “requirements” contract, including those that, at or after the Effective Time, would purport to apply to Parent or any of its Affiliates;

(xvi) any Contract containing a standstill or similar agreement pursuant to which the Company or any of its Affiliates has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(xvii) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries, the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness by the Company or any of its Subsidiaries;

(xviii) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares or shares of common stock of any of their respective Affiliates, on the other hand; and

(xix) any other Contract or group of related Contracts not otherwise described in the foregoing clauses (i) through (xviii) of this Section 5.11(a) that is material to the Company and its Subsidiaries, taken as a whole, or would prevent, materially delay or materially impair the ability of the Company to consummate the Transactions (together with each Contract constituting any of the foregoing types of Contracts described in clauses (i) through (xviii) of this Section 5.11(a) and together with any Contract that has been or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10)(i), (ii) or (iv) of Regulation S-K under the Securities Act or disclosed as a “material contract” on a Current Report on Form 8-K, a “Material Contract”).

(b) A correct and complete copy of each Material Contract (including, for the avoidance of doubt, any amendments or supplements thereto) has been made available to Parent, except the Contracts set forth in Section 5.11(a)(i) and Section 5.11(a)(ii) (and the related schedule for purposes of Section 5.11(a)(i) and Section 5.11(a)(ii)), which shall be provided as promptly as practicable following the date of this Agreement and in no event later than fifteen Business Days following the date of this Agreement.

(c) Except for expirations, including any non-renewals, in the Ordinary Course of Business and in accordance with the terms of such Material Contract, each Material Contract is in full force and effect, valid and binding on, and enforceable against, the Company and/or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(d) There is no breach or violation of, or default under, any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and, subject to Sections 5.4(b)(iii) and 5.17(c) of the Company Disclosure Schedule, no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.12. Customers and Suppliers.

(a) Customers.

(i) Section 5.12(a)(i) of the Company Disclosure Schedule sets forth a correct and complete list of the top ten customers of the Company and its Subsidiaries determined on the basis of gross sales of the Company and its Subsidiaries, taken as a whole, during the twelve months ended June 30, 2020 (each, a “Top Customer”).

(ii) No single Top Customer accounted for more than five percent of the gross revenues of the Company and its Subsidiaries, taken as a whole, during the twelve months ended June 30, 2020.

(iii) Since July 1, 2020: (A) there has been no (1) suspension or termination of or materially adverse change to the business relationship between the Company or its Subsidiaries and any Top Customer, or (2) to the Knowledge of the Company, indication of any intent by any Top Customer to initiate or effect any of the foregoing; and (B) neither the Company nor any of its Subsidiaries have engaged or are currently engaging in a material dispute with any Top Customer that has not been resolved prior to the date of this Agreement in a manner that would reasonably be expected to materially impact gross sales by the Company and its Subsidiaries.

(iv) All Contracts between the Company or any of its Subsidiaries, on the one hand, and any Top Customer, on the other hand, conform in all material respects to the forms provided to Parent and Merger Sub prior to the date of this Agreement and identified as such.

(b) Suppliers.

(i) Section 5.12(b)(i) of the Company Disclosure Schedule sets forth a correct and complete list of the top ten suppliers of the Company and its Subsidiaries determined on the basis of gross purchases by the Company and its Subsidiaries, taken as a whole, during the twelve months ended June 30, 2020 (each, a “Top Supplier”).

(ii) No single Top Supplier accounted for more than ten percent of the gross purchases by the Company and its Subsidiaries, taken as a whole, during the twelve months ended June 30, 2020.

(iii) Since July 1, 2020: (A) there has been no (1) suspension or termination of any Contract between the Company or its Subsidiaries and any Top Supplier, (2) material reduction in supply of products or services to the Company or its Subsidiaries by any Top Supplier or (3) to the Knowledge of the Company, indication of any intent by any Top Supplier to initiate or effect any of the foregoing; and (B) neither the Company nor any of its Subsidiaries have engaged or are currently engaging in a material dispute with any Top Supplier that has not been resolved prior to the date of this Agreement in a manner that would not reasonably be expected to materially impact gross sales to the Company or its Subsidiaries.

5.13. Employee Benefits.

(a) Section 5.13(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan and separately identifies each Non-U.S. Company Benefit Plan.

(b) With respect to each Company Benefit Plan, the Company has made available to Parent or will make available to Parent within fifteen Business Days of the date of this Agreement, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including, for the avoidance of doubt, any amendments or supplements thereto, and all related trust documents, insurance Contracts or other funding vehicle documents (or where no such copies are available, a reasonably detailed written description thereof), (ii) the most recently prepared actuarial report and (iii) all material correspondence to or from any Governmental Entity received in the last three years with respect thereto (or where no such copies are available, a reasonably detailed written description thereof). None of the documents referenced in the preceding sentence that are required to be made available to Parent after the date hereof (or any liability or obligation thereunder) would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(c) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including ERISA and the Code, all contributions or other amounts payable by the Company or any of its Subsidiaries with respect thereto in respect of current or prior plan years have, in all material respects, been paid or accrued in accordance with GAAP and there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto that would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(d) With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and, for the avoidance of doubt, all schedules and financial statements attached thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code may rely on a prototype opinion letter or has been determined by the IRS to be so qualified and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

(f) Neither the Company nor any Company ERISA Affiliate has in the last six years contributed (or has any obligation) to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(g) Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan in the last six years.

(h) No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(i) Except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide any such benefits.

(j) None of the execution and delivery of or the performance under this Agreement or the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material obligation or liability under any Company Benefit Plan, or (v) limit or restrict the right to merge, terminate, materially amend or otherwise modify or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(k) None of the execution and delivery of or the performance under this Agreement or other approval of this Agreement or the consummation of the Transactions would, either individually or in combination with another event, result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(l) Neither the Company nor any Subsidiary thereof has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(m) All Non-U.S. Company Benefit Plans comply in all material respects with applicable local Law, and all such plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions. There is no pending or, to the Knowledge of the Company, threatened material Proceeding relating to any Non-U.S. Company Benefit Plan.

5.14. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization, and to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any employees of the Company or any of its Subsidiaries.

(b) There is no, and during the prior three year-period, has not been any, strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or arbitration or grievance pending or, to the Knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws regarding labor, employment and employment practices, terms and conditions of employment, wages and hours (including classification of employees, discrimination, harassment and equitable pay practices), and occupational safety and health. Neither the Company nor any of its Subsidiaries has incurred any obligation or liability under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

(c) Since January 1, 2018: (i) to the Knowledge of the Company, no allegations of sexual harassment or other misconduct prohibited by the Company’s Code of Business and Ethical Conduct have been made against any current or former officer (during such former officer’s employment with the Company) or director of the Company; and (ii) neither the Company nor any of its Subsidiaries have been involved in any Proceedings or mediations, or entered into any settlement agreements, related to allegations of sexual harassment or other misconduct prohibited by the Company’s Code of Business and Ethical Conduct by any current or former officer (during such former officer’s employment with the Company) or director of the Company.

5.15. Environmental Matters.

(a) The Company and its Subsidiaries are and have been since the Applicable Date in compliance in all material respects with all applicable Environmental Laws.

(b) No property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance under circumstances which could reasonably be expected to result in a material liability or require any material obligation pursuant to any Environmental Law.

(c) Neither the Company nor any of its Subsidiaries is subject to any material obligation or liability for any Hazardous Substance disposal or contamination on any third-party property.

(d) Neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to any material obligation or liability under any Environmental Law, which has not been resolved.

(e) Neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to any obligations or liabilities under any Environmental Law.

(f) The Company has made available to Parent copies of all material environmental reports and other material environmental information in the possession of the Company relating to the properties or operations of the Company or its Subsidiaries.

5.16. Tax Matters.

(a) The Company and each of its Subsidiaries (i) have prepared and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are correct and complete, (ii) have paid in full all material Taxes that are required to be paid (whether or not shown on any Tax Returns), (iii) have withheld and paid all Taxes required to have been withheld and paid, including in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes), (iv) have complied with all information reporting (and related withholding) and record retention requirements and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension remains outstanding.

(b) No claim, assessment or deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries, which is still outstanding, and there are no Proceedings pending or threatened in writing regarding any Taxes of the Company and its Subsidiaries or the properties or assets of the Company and its Subsidiaries.

(c) The Company and its Subsidiaries have given or otherwise made available to Parent correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(d) Neither the Company nor any of its Subsidiaries has been informed by any Taxing Authority in writing that such Taxing Authority believes that the Company or any of its Subsidiaries is required to file any material Tax Return that is not filed or that the Company or any of its Subsidiaries is or may be subject to a material Tax in a jurisdiction in which the Company or such Subsidiary does not file Tax Returns. Neither the Company nor any of its Subsidiaries has requested, executed, extended or entered into (i) a closing agreement pursuant to Section 7121 of the Code or any similar provision of applicable Law, (ii) any private letter ruling of the IRS or comparable ruling of any other Taxing Authority or (iii) any gain recognition agreements with respect to Taxes since January 1, 2015.

(e) There are no material Encumbrances for Taxes (except Permitted Encumbrances) on any of the properties or assets of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement solely between or among the Company and any of its Wholly Owned Subsidiaries or an agreement or arrangement entered into in the Ordinary Course of Business the principal purpose of which does not relate to Tax).

(g) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any obligation or liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), as a transferee or successor, by Contract (other than a Contract entered into in the Ordinary Course of Business the principal purpose of which does not relate to Tax) or otherwise.

(h) Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(i) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other transaction requiring disclosure under any similar provisions of applicable Law.

(j) At no time during the past five years has the Company or any of its Subsidiaries been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(k) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Tax authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any similar provision of applicable Law), or any election pursuant to Section 108(i) or Section 965(h) of the Code (or any similar provision of applicable Law) made with respect to any taxable period ending on or prior to the Closing Date.

(l) The Company is, and has been since formation, properly classified for United States federal income tax purposes as a corporation.

5.17. Real Property.

(a) Section 5.17(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Leased Real Property, together with (i) a materially correct and complete description of the principal functions conducted at each parcel of Leased Real Property and (ii) a correct street address and such other information as is reasonably necessary to identify each parcel of Leased Real Property. There is no Owned Real Property.

(b) With respect to the Leased Real Property, (i) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) there is no breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination (other than expiration pursuant to its terms) or modification thereof or acceleration or creation of any right or obligation thereunder, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, and (iii) there are no written or oral subleases, concessions, licenses, occupancy agreements or other Contracts or arrangements by the Company or any of its Subsidiaries granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property.

(c) The Company has made available to Parent a correct and complete copy of all leases, subleases and other agreements under which the Company leases, subleases, licenses, uses or occupies the Leased Real Property, including, for the avoidance of doubt, all amendments, modifications, extensions and guaranties relating thereto.

(d) The Leased Real Property is suitable for the purposes for which it is currently used.

(e) The Leased Real Property constitutes all of the real property used or occupied by the Company and its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has received any written notice of any pending or threatened condemnation of any Leased Real Property by any Governmental Entity, nor, to the Knowledge of the Company, are there any public improvements or re-zoning measures proposed or in progress that could result in special assessments against or otherwise adversely affect any of the Leased Real Property, in each case, that would reasonably be expected to materially interfere with the business or operations of the Company and its Subsidiaries as currently conducted.

5.18. Tangible Property.

(a) Each of the Company and its Subsidiaries has fee title to, or a valid leasehold interest in, all the tangible properties and assets that it owns or leases or purports to own or lease, including all the tangible properties and assets reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports filed since the Applicable Date and prior to the date of this Agreement, free and clear of all Encumbrances (other than any Permitted Encumbrance).

(b) The tangible properties and assets contemplated by Section 5.18(a) are, in the aggregate, sufficient to carry on the respective businesses of the Company and each of its Subsidiaries, as conducted as of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.19. Intellectual Property, IT Assets; Privacy.

(a) Section 5.19(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Company IP registered with, issued or renewed by, or the subject of a pending application before any Governmental Entity or Internet domain name registrar (collectively, “Company Registered IP”), indicating for each item the owner(s), registration or application number, the registration or application date, and the applicable filing jurisdiction, and all other Company IP constituting material Trademarks (whether or not registered or subject to a pending application for registration). Except as otherwise indicated on Section 5.19(a) of the Company Disclosure Schedule, the Company and its Subsidiaries exclusively own all Company IP free and clear of any Encumbrances other than Permitted Encumbrances.

(b) The Company and its Subsidiaries own or have sufficient and valid rights to use all Intellectual Property Rights to, and used in, the conduct of their respective businesses as currently conducted in each case, except as would not reasonably be expected to result in material liability or business disruption.

(c) All material Company Registered IP are subsisting, valid and, to the Knowledge of the Company, enforceable, and are not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Company Registered IP.

(d) Neither the Company nor any of its Subsidiaries has received any written claim, notice or invitation to license or similar communication within the past three years, (i) contesting or challenging the use, validity, enforceability or ownership of any Company IP or any Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries, or (ii) except as would not reasonably be expected (even if such applicable allegation were proven true) to result in material liability or business disruption alleging that the Company or any of its Subsidiaries, or any of their respective products or services, infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, whether directly or indirectly. There are no Proceedings pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries that allege that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person with regard to any Intellectual Property Rights and, to the Knowledge of the Company, there is no existing fact or circumstance that would be reasonably expected to give rise to any such Proceeding that would result in material liability or business disruption.

(e) Except as would not reasonably be expected to result in material liability or business disruption to the Company or any of its Subsidiaries, within the past three years, neither the conduct of the respective businesses of the Company and its Subsidiaries, nor the development, display, manufacture, use, sale or other exploitation of any of their products or services has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person, whether directly or indirectly. To the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating or within the past three years has infringed, misappropriated or otherwise violated any Company IP or Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries, whether directly or indirectly.

(f) Each Person (including any employees, officers, contractors or service providers) whose work for or on behalf of the Company or any of its Subsidiaries has involved, or is reasonably expected to involve, at the request of the Company, the development, discovery, conception or reduction to practice of any material Intellectual Property Rights has executed a written agreement containing a valid and enforceable (i) present assignment to the Company or its applicable Subsidiary of all Intellectual Property Rights developed at any time during the course of such Person’s work for or on behalf of the Company or its applicable Subsidiary, and (ii) waiver of all moral therein. To the Knowledge of the Company, no such Person retains or purports to retain any right, title or interest in or to any such Intellectual Property Rights.

(g) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all material Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and to the Knowledge of the Company, no such material Trade Secrets have been used, disclosed to or otherwise discovered by any Person except pursuant to a valid and enforceable non-disclosure agreement that has not been breached by such Person. No Person other than the Company or its Subsidiaries (and its and their respective employees and independent contractors, in each case, who are subject to valid and binding confidentiality obligations) possesses, has control of or has had access to any source code with respect to any material proprietary Software authored or developed by or on behalf of the Company or any of its Subsidiaries (“Owned Software”).

(h) Neither the Company nor any of its Subsidiaries has distributed, made available for remote interaction, or incorporated or linked any Open Source Software in conjunction with or into any Owned Software in a manner that requires the Company or any of its Subsidiaries to (i) disclose or distribute any proprietary source code constituting Owned Software that is material to the business of the Company or any of its Subsidiaries, (ii) license or otherwise make available any such proprietary source code on a royalty-free basis or (iii) grant any rights in Company IP.

(i) To the Knowledge of the Company, all Owned Software, and all IT Assets owned, used or held for use by the Company or any of its Subsidiaries, (i) are free from any material defect, to the extent applicable, and (ii) do not contain any virus, Software, routine or hardware component designed to permit unauthorized access or control, or to disable or otherwise harm any computer, systems or Software, including with the passage of time, in each case, except as would not reasonably be expected to result in any material liability or business disruption. Except as would not reasonably be expected to result in material liability or business disruption, the Company and its Subsidiaries comply with, and are not in breach or default of, their respective obligations and use restrictions with respect to third-party Software (including with respect to Open Source Software licenses).

(j) The IT Assets owned, used or held for use (including through cloud-based or other third-party service providers) by the Company or any of its Subsidiaries are sufficient in all material respects for the operation of the businesses of the Company and its Subsidiaries as currently conducted. To the Knowledge of the Company, within the past three years, there has been no unauthorized access to or unauthorized use of (i) any such IT Assets, or (ii) any personal or sensitive information stored on or processed by such IT Assets, in each case, in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in material liability or business disruption to the Company, any of its Subsidiaries or their respective businesses, or any obligation by or on behalf of the Company or any of its Subsidiaries to notify, or make any filing with, any Governmental Entity.

(k) The Company and its Subsidiaries have established and implemented written policies and organizational, physical, administrative and technical measures regarding privacy, cyber security and data security that are commercially reasonable and consistent with reasonable practices in the industry, except as would not reasonably be expected to result in material liability or business disruption (such policies and measures, collectively, the “Privacy and Security Policies”).

(l) Within the past three years, the Company and each of its Subsidiaries have (i) complied in all material respects with all of their respective Privacy and Security Policies and contractual obligations, and with all applicable Laws, in each case, regarding privacy, data protection, and data security, including with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information (including the General Data Protection Regulation (EU) 2016/679 and all laws implemented thereunder and the California Consumer Privacy Act), and (ii) used commercially reasonable measures consistent in all material respects with reasonable practices in the industry to ensure the confidentiality, privacy and security of Personal Information they collect, maintain, use, store, process, transmit or transfer, and, to the Knowledge of the Company, no Person has gained unauthorized access to or misused any Personal Information collected, maintained, stored or processed by or on behalf of the Company or any of its Subsidiaries in a manner that has resulted in or is reasonably expected to result in liability to the Company or any of its Subsidiaries or an obligation for the Company or any of its Subsidiaries to notify or make any filing with any Governmental Entity.

5.20. Insurance. All Insurance Policies are, to the extent applicable, with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount customary by Persons engaged in similar businesses and subject to the same or similar risks, except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any of the Insurance Policies or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company has made or will within 15 Business Days of the date of this Agreement, make available to Parent correct and complete copies of the Insurance Policies (or where no such copies are available, a reasonably detailed written description thereof). None of the documents referenced in the preceding sentence that are required to be made available to Parent after the date hereof (or any liability or obligation thereunder) would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

5.21. Takeover Statutes. No Takeover Statute or any anti-takeover provision in the Company’s Organizational Documents is applicable to the Company, the Shares or the Transactions and will not restrict, impair or delay the ability of Parent or Merger Sub to vote or otherwise exercise all rights as a holder of Shares.

5.22. Brokers and Finders. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the Transactions, except that the Company has employed Houlihan Lokey Capital, Inc. as its financial advisor, whose fees and expenses will be paid by the Company. The Company has made available to Parent’s outside legal counsel, correct and complete copies of all Contracts pursuant to which Houlihan Lokey Capital, Inc. or any of its Affiliates is entitled to any fees, rights to indemnification and expenses in connection with any of the Transactions.

5.23. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by the Company in this Agreement or in any instrument or other document delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, and the Company expressly disclaims any other representations or warranties and each of Parent and Merger Sub acknowledge and agree that it has relied solely on the results of its and its Affiliates’ and their respective Representatives’ independent investigations, and none of Parent, Merger Sub or any of their respective Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, other than the express written representations and warranties expressly set forth in this Agreement or in any instrument or other document delivered pursuant to this Agreement; provided, however, that notwithstanding the foregoing provisions of this Section 5.23, nothing in this Section 5.23 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud or intentional or willful misrepresentation in connection with, arising out of or otherwise related to the express written representations and warranties made by the Company in this Agreement or in any instrument or other document delivered pursuant to this Agreement.

Article VI

Representations and Warranties of Parent and Merger Sub

Except as set forth in the corresponding sections of the confidential disclosure schedule delivered to the Company by Parent prior to or concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by Parent or Merger Sub in this Agreement, disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face), Parent and Merger Sub each hereby represent and warrant to the Company that:

6.1. Organization, Good Standing and Qualification.

(a) Parent and Merger Sub are each legal entities duly organized, validly existing and in good standing under the Laws of the State of Delaware and have all requisite corporate or similar power and authority to own, lease and operate their properties and assets and to carry on their businesses as currently conducted and are qualified to do business and, to the extent such concept is applicable, are in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of their properties or assets or conduct of their businesses require such qualification.

(b) Parent has made available to the Company correct and complete copies of Parent’s and Merger Sub’s Organizational Documents that are in full force and effect as of the date of this Agreement.

6.2. Ownership and Business of Merger Sub. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and are validly issued, fully paid and non-assessable and owned by a Wholly Owned Subsidiary of Parent. Merger Sub has not conducted any business and has no properties, assets, obligations or liabilities of any nature, in each case other than those incident to its organization and pursuant to this Agreement and the Transactions.

6.3. Corporate Authority. No vote of holders of equity securities of Parent is necessary to approve this Agreement and the Transactions, other than by Cards Holding Inc., a Wholly Owned Subsidiary of Parent, and the sole stockholder of Merger Sub, evidence of which shall have been provided by Parent to the Company promptly following the execution and delivery of this Agreement. Each of Parent and Merger Sub has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform under this Agreement and to consummate the Transactions, subject only to adoption of this Agreement by Merger Sub’s sole stockholder (a Wholly Owned Subsidiary of Parent). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due execution and delivery of this Agreement by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.4. Governmental Filings; No Violations.

(a) Other than the expirations of statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NASDAQ and (v) under the Takeover Statutes and state securities and “blue sky” Laws (collectively, the “Parent Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 5.4(a), no expirations of any statutory waiting periods under applicable Antitrust Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or Merger Sub with, nor are any required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by Parent and Merger Sub and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

(b) The execution and delivery of and performance under this Agreement by Parent and Merger Sub do not, and the consummation of the Transactions, will not: (i) assuming (solely with respect to the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 7.4, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Parent or Merger Sub; (ii) assuming (solely with respect to the performance under this Agreement by Parent and Merger Sub and the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 7.4 and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.4(a) expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Parent or Merger Sub is subject; or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, or cause or permit a termination, non-renewal or modification of or acceleration or creation of any right or obligation under or the creation of an Encumbrance on any of the rights, properties or assets of Parent or Merger Sub pursuant to, any Contract binding upon Parent or Merger Sub or any License necessary to conduct of the business of Parent or Merger Sub as currently conducted, except, in the case of clauses (ii) and (iii) of this Section 6.4(b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

6.5. Litigation.

(a) There are no Proceedings material to Parent and Merger Sub (taken as a whole) against Parent or Merger Sub or any director or officer thereof (or other Persons performing similar functions), in each case when acting in such capacity, pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or any director or officer thereof (or other Persons performing similar functions), in each case when acting in such capacity, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

(b) Neither Parent nor Merger Sub is a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

6.6. Financing.

(a) Parent has delivered to the Company correct and complete copies, as in effect on the date of this Agreement, of the fully executed equity commitment letters, pursuant to which each of the Investors has committed to purchase or cause the purchase of, for cash in the amounts set forth therein, equity securities of Parent for the purpose of making all payments required by this Agreement in connection with the Transactions (including (i) the aggregate Offer Acceptance Consideration payable at the Offer Acceptance Time pursuant to Section 2.2(a)(iii); (ii) the aggregate consideration to which the holders of Shares become entitled pursuant to Section 4.1; (iii) the aggregate consideration to which the holders of Company Restricted Shares become entitled pursuant to Section 4.3(a); (iv) the aggregate holders of Company RSUs become entitled to pursuant to Section 4.3(b) and (v) the aggregate consideration to which the holders of Company PSU become entitled pursuant to Section 4.3(c)) (collectively, the “Equity Commitments” and, each such letter, an “Equity Commitment Letter”).

(b) As of the date of this Agreement, (i) each Equity Commitment Letter is in full force and effect, valid and binding on, and enforceable against, Parent and, to the Knowledge of Parent, each other party thereto, subject to the Bankruptcy and Equity Exception, and (ii) there are no conditions precedent related to the funding of the full amounts contemplated by each Equity Commitment Letter, other than the conditions precedent expressly set forth in each Equity Commitment Letter (such conditions, the “Financing Conditions”). The Equity Commitment Letters provide that the Company is an express third party beneficiary thereof in connection with the Company’s rights under Section 10.7 and Parent will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise by the Company of such third party beneficiary rights.

(c) As of the date of this Agreement, none of the Equity Commitment Letters have been amended or modified in any manner, and no Equity Commitment has been terminated, reduced, withdrawn, repudiated or rescinded in any respect by Parent or, to the Knowledge of Parent, any other party thereto, and no such termination, reduction, withdrawal, repudiation or rescission is contemplated by Parent or, to the Knowledge of Parent, any other party thereto.

(d) As of the date of this Agreement, assuming all of the Offer Conditions are satisfied (other than delivery of items to be delivered at the Offer Acceptance Time and satisfaction of those conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) any Equity Commitment will not be available to Parent on the Closing Date.

(e) As of the date of this Agreement, Parent is not in default or breach under the terms and conditions of any Equity Commitment Letter and no event has occurred that, with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, or cause or permit a termination of any Equity Commitment Letter or (assuming that the representations and warranties of the Company contained in this Agreement are true and correct to the extent required to be true and correct on the Closing Date) a failure to the Financing Conditions.

(f) As of the date of this Agreement, there are no side letters, understandings or other agreements or arrangements relating to any Equity Commitment to which Parent or any of the Investors is a party that could adversely affect the amount or availability of any Equity Commitment, other than those set forth in the Equity Commitment Letters.

(g) Assuming all of the Offer Conditions are satisfied (other than delivery of items to be delivered at the Offer Acceptance Time and satisfaction of those conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), the aggregate proceeds contemplated by the Equity Commitments, when added together with the available cash of Parent, Merger Sub and the Company as of the Closing Date, will be sufficient to enable Parent and Merger Sub to (i) fund the Exchange Fund as contemplated by Section 4.2(a)(i), (ii) cause the Company or the Surviving Corporation to pay or cause to be paid to the holders of the Company Equity Awards, the Company Equity Payments as expressly contemplated by Section 4.3(d), (iii) pay all other amounts expressly required to be paid by the Company, Parent and/or Merger Sub or any of their respective Affiliates (to the extent required to be paid on the Closing Date under this Agreement) pursuant to this Agreement, and (iv) repay, prepay or discharge (after giving effect to the Merger) the principal of and interest on, and the indebtedness outstanding pursuant, to the Company Term Loan as of the date of this Agreement.

6.7. Brokers and Finders. Neither Parent nor Merger Sub nor any of their respective directors or employees (including any officers) has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the Transactions, except that Parent has employed Allen & Company LLC as its financial advisor, whose fees and expenses will be paid by Parent or the Investors.

6.8. Absence of Stockholder and Management Arrangements. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (other than the Investors) (a) relating to: (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) holder of Shares would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration in respect of such holder’s Shares; or (ii) holder of Shares has agreed to approve this Agreement or vote against any Superior Proposal.

6.9. Interests in Competitors. As of the date of this Agreement, other than securities listed on a national securities exchange that comprise less than five percent of the issued and outstanding class of such securities, none of Parent, Merger Sub or any of their respective Affiliates owns a material interest in any Person that derives a substantial portion of its revenues from products, services or lines of business within the Company’s principal products, services or lines of business.

6.10. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by Parent and Merger Sub in this Agreement or in any instrument or other document delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, and each of Parent and Merger Sub expressly disclaims any other representations or warranties and the Company acknowledges and agrees that it has relied solely on the results of its and its Affiliates’ and their respective Representatives’ independent investigations, and none of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives, other than the express written representations and warranties expressly set forth in this Agreement or in any instrument or other document delivered pursuant to this Agreement; provided, however, that notwithstanding the foregoing provisions of this Section 6.10, nothing in this Section 6.10 shall limit the Company’s remedies with respect to claims of fraud or intentional or willful misrepresentation in connection with, arising out of or otherwise related to the express written representations and warranties made by Parent and Merger Sub in Agreement or in any instrument or other document delivered pursuant to this Agreement.

Article VII

Covenants

7.1. Interim Operations.

(a) The Company shall, and shall cause each of its Subsidiaries to, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly required by this Agreement or as required by a Governmental Entity or applicable Law and any Material Contract in effect prior to the date of this Agreement), conduct its business in the Ordinary Course of Business and, to the extent consistent therewith, shall use and cause each of its Subsidiaries to use their respective commercially reasonable efforts to maintain its and its Subsidiaries’ relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, agents and business associates; provided that, during any period of full or partial suspension of operations in response to COVID-19 or any COVID-19 Measures, the Company or any of its Subsidiaries may, in response to COVID-19 or any COVID-19 Measures, take such actions as are reasonably necessary (x) to protect the health and safety of the Company’s or its Subsidiaries’ employees and other individuals having business dealings with the Company or any of its Subsidiaries or (y) to respond to third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures, in each case of clause (x) and (y), subject to reasonable prior consultation with Parent to the extent reasonably practicable. Without limiting the generality of and in furtherance of the foregoing sentence, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, except as otherwise expressly required by this Agreement, as required by a Governmental Entity or applicable Law, as approved in writing by Parent (such approval not to be unreasonably conditioned, withheld or delayed) or set forth in the corresponding subsection of Section 7.1(a) of the Company Disclosure Schedule, the Company shall not and shall cause its Subsidiaries not to:

(i) adopt or propose any change in its Organizational Documents;

(ii) merge or consolidate with any other Person, except for any such transactions solely among Wholly Owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its properties, assets, operations or businesses;

(iii) acquire, directly or indirectly by merger, consolidation, acquisition of stock or assets or otherwise, any business, Person, properties or assets, other than acquisitions of inventory or other goods in the Ordinary Course of Business;

(iv) transfer, sell, license, lease, divest, cancel or otherwise dispose of, or incur, permit or suffer to exist the creation of any Encumbrance (other than any Permitted Encumbrance) upon, any properties or assets (tangible or intangible, including any Intellectual Property Rights), product lines or businesses of the Company or any of its Subsidiaries, including capital stock or other equity interests of any of its Subsidiaries, except in connection with (A) sales of obsolete assets, (B) nonexclusive licenses granted by the Company or its Subsidiaries with respect to Intellectual Property Rights in the Ordinary Course of Business and (C) sales of inventory or other goods in the Ordinary Course of Business;

(v) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or otherwise enter into any Contract or other agreement, understanding or arrangement (whether oral or written) with respect to the voting of, any shares of capital stock of the Company (including, for the avoidance of doubt, Shares) or capital stock or other equity interests of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any such shares of capital stock, other equity interests or such convertible or exchangeable securities (other than (A) proxies or voting agreements solicited by or on behalf of the Company in connection with the Company’s annual meeting of stockholders or (B) the issuance of shares of such capital stock, other equity securities or convertible or exchangeable securities (1) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company or (2) in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Stock Plans in effect on the Capitalization Date);

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its Wholly Owned Subsidiaries) and for loans or advances made to directors, officers and other employees of the Company and its Subsidiaries (x) for business-related travel, other business-related expenses, in each case, in the Ordinary Course of Business or (y) pursuant to the indemnification and advancement rights of such Persons in effect as of the date of this Agreement under any agreement between or among such Person and the Company or any Subsidiary thereof, correct and complete copies of which have been made available to Parent, or the Organizational Documents of the Company or any Subsidiary thereof;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), except for dividends paid by any Wholly Owned Subsidiary to the Company or to any other Wholly Owned Subsidiary of the Company and for regular quarterly dividends declared and paid at such times and in such amounts as is consistent with historical practice over the twelve-month period prior to the date of this Agreement (but under no circumstances in an amount that exceeds $0.175 per Share per calendar quarter);

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares);

(ix) incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to the Company than the Indebtedness being replaced;

(x) make or authorize any payment of, or accrual or commitment for, capital expenditures in excess of $250,000 in the aggregate, except to the extent set forth in the Company’s capital budget set forth in Section 7.1(a)(x) of the Company Disclosure Schedule;

(xi) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, other than Contracts with customers, suppliers, agents, distributors or sales representatives (including “authorized dealers”) entered into in the Ordinary Course of Business and, for the avoidance of doubt, any Contracts entered into in connection with an action expressly permitted by any of the Subsections of this Section 7.1(a), including any material amendment, modification or supplement to an existing Contract in compliance with Section 7.1(a)(xii);

(xii) other than with respect to Material Contracts related to Indebtedness, which shall be governed by Section 7.1(a)(ix), Section 7.1(a)(vi) and Section 7.12, terminate, materially amend, materially waive, or assign, convey, encumber or otherwise transfer, in whole or in part, any material rights or interest pursuant to or in, any Material Contract, other than expirations of any such Contract in the Ordinary Course of Business and in accordance with the terms of such Contract with no further action by the Company or any of its Subsidiaries, except for any ministerial actions, or non-exclusive licenses, covenants not to sue, releases, waivers or other rights under Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries, in each case, that are granted in the Ordinary Course of Business;

(xiii) cancel, modify or waive any debts or similar claims held by the Company or any of its Subsidiaries having in each case a value in excess of $100 thousand in the aggregate;

(xiv) amend any License contemplated by Section 5.5(d) in any material respect, or allow any such License to lapse, expire or terminate (except where the lapse, expiration or termination of any such License is with respect to a License that has become obsolete, redundant or no longer required by applicable Law or for the operation of the Company’s business);

(xv) for the avoidance of doubt, except as expressly provided for by Section 7.11, amend, modify, terminate, cancel or let lapse a material Insurance Policy, unless simultaneous with such termination, cancellation or lapse, replacement self-insurance programs are established by the Company or one or more of its Subsidiaries or replacement policies underwritten by reputable insurance carriers are in full force and effect, in each case, providing coverage equal to or greater than the coverage under the terminated, canceled or lapsed Insurance Policies for substantially similar premiums, as applicable, as in effect as of the date of this Agreement;

(xvi) other than with respect to Transaction Litigation, any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL or any Tax claim, audit, assessment or dispute, which shall be governed by Section 7.16, Section 4.2(f) and Section 7.1(a)(xviii), respectively, settle or compromise any Proceeding for an amount in excess of $100 thousand in the aggregate during any calendar year, or which would reasonably be expected to (A) have a materially negative impact on the operations and reputation of the Company and its Subsidiaries or (B) involve any criminal liability or any admission of material wrongdoing or any material wrongful conduct by the Company or any of its Subsidiaries;

(xvii) make any changes with respect to accounting policies or procedures, except, in each case, as required by changes in GAAP;

(xviii) make, change or revoke any material Tax election, change an annual U.S. Federal Income or other material Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to material Taxes, settle or compromise any material Tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of Taxes, or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax;

(xix) cancel, abandon or otherwise allow to lapse or expire any Intellectual Property Rights that are owned by the Company or any of its Subsidiaries and are material to the businesses of the Company and its Subsidiaries, except, solely with respect to Intellectual Property Rights that are not material to the businesses of the Company and its Subsidiaries, in the Ordinary Course of Business;

(xx) except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement or as required by applicable Law, (A) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to the date of this Agreement (other than offer letters providing for an “employment at will” relationship without any right to contractual severance, entered into with new hire employees in the Ordinary Course of Business), (C) grant any new awards, or amend or modify the terms of any outstanding awards (including, in each case, Company Equity Awards), under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or issue any loans to any Company Employee (other than routine travel advances issued in the Ordinary Course of Business and those loans, advances, guarantees or capital contributions expressly permitted by Section 7.1(a)(vi)), (G) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $200,000 or (H) terminate the employment of any executive officer other than for cause;

(xxi) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization; or

(xxii) agree, authorize or commit to do any of the foregoing.

(b) Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct the Parent’s or Merger Sub’s operations prior to the Effective Time.

7.2. Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, except as expressly permitted by this Section 7.2, the Company and its Subsidiaries and their respective directors and executive officers shall not, and the Company shall direct and use commercially reasonable efforts to cause its or its Subsidiaries’ other Representatives not to, directly or indirectly:

(i) initiate, solicit or propose the making of an Acquisition Proposal or knowingly encourage or otherwise knowingly facilitate any proposal, offer or indication of interest that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any proposal, offer or indication of interest that would reasonably be expected to lead to an Acquisition Proposal;

(iii) provide any non-public information or data concerning the Company or its Subsidiaries or access to the Company or its Subsidiaries’ properties and books and records to any Person or Group in connection with any Acquisition Proposal or any proposal, offer or indication of interest that would reasonably be expected to lead to an Acquisition Proposal;

(iv) take any action to exempt any third party from the restrictions on “business combinations” set forth in Section 203 of the DGCL (as such term is defined in Section 203 of the DGCL) or any other applicable Takeover Statute or otherwise cause such restrictions not to apply; or

(v) agree, authorize or commit to do any of the foregoing.

For the avoidance of doubt, any breach of this Section 7.2 by the Company’s or any of its Subsidiaries’ Representatives shall be deemed a breach of this Section 7.2 by the Company and shall have the same effect as a breach of this Section 7.2 by the Company.

(b) Exceptions to No Solicitation. Notwithstanding anything to the contrary set forth in this Section 7.2, but subject to the provisions of Section 7.2(c), after the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the Company, its Subsidiaries and its and their respective Representatives may, in response to an unsolicited bona fide written Acquisition Proposal that is made after the execution and delivery of this Agreement (but only if the Company did not violate (other than in immaterial respects) any provision of this Section 7.2 with respect to the Person or Group making such Acquisition Proposal):

(i) provide non-public and other information and data concerning the Company and its Subsidiaries and access to the Company and its Subsidiaries’ properties and books and records in response to a request from the Person or Group (or their Representatives) who made such an Acquisition Proposal; provided that, to the extent applicable, correct and complete copies of such information or data or access has previously been made available to Parent, or is made available to Parent prior to or substantially concurrently with the time such information and/or access is made available to such Person or Group, and prior to providing any such information or data or access, the Company and the Person or Group making such Acquisition Proposal shall have entered into a legally binding confidentiality agreement with terms not materially less restrictive in the aggregate to such Person or Group than the terms in the Confidentiality Agreement are on Counterparty (as defined in the Confidentiality Agreement) (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of an Acquisition Proposal if such Acquisition Proposal is made directly to the Company and not publicly disclosed, but shall not include any restrictions that would reasonably be expected to restrain the Company from satisfying its obligations contemplated by Section 7.2(c)) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); and

(ii) engage or otherwise participate in any discussions or negotiations with any such Person or Group and their Representatives regarding such Acquisition Proposal (it being understood that, notwithstanding the remainder of this clause (ii), the Company and its Representatives may at any time contact in writing any such Person or Group to the extent necessary to clarify the terms and conditions of such Acquisition Proposal, so long as a copy of such written communication is promptly provided to Parent), if, prior to taking any action described in clause (i) or this clause (ii) of this Section 7.2(b), the Company Board determines in good faith, after consultation with outside legal counsel, that based on the information then available, including the terms and conditions of such Acquisition Proposal and those of this Agreement, and after consultation with an independent financial advisor of nationally recognized reputation, that (A) such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice of Acquisition Proposals. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the Company shall promptly (but, in any event, within twenty-four hours) give notice to Parent if (i) any Acquisition Proposal or proposal or offer that would reasonably be expected to lead to an Acquisition Proposal is received, (ii) any non-public information or data concerning the Company or its Subsidiaries or access to the Company or its Subsidiaries’ properties, books or records in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead an Acquisition Proposal is requested or (iii) any discussions or negotiations relating to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal are sought to be engaged in or continued by, from or with the Company, its Subsidiaries or any of its or any of their respective Representatives (as the case may be). Such, notice shall set forth the name of the applicable Person or names of Persons that comprise the applicable Group, the material terms and conditions of any such Acquisition Proposal or proposal or offer and the scope of such request (including, if applicable, correct and complete copies of any such written Acquisition Proposals or proposals or offers including proposed agreements, or requests (or where no such copies are available, a reasonably detailed written description thereof)), and thereafter shall keep Parent reasonably informed, on a prompt basis (but, in any event, within twenty-four hours) of the status and material terms and conditions of any such Acquisition Proposals, proposals, offers or requests (including any amendments or supplements thereto) and the status of any such discussions or negotiations.

(d) No Change of Recommendation or Alternative Acquisition Agreement.

(i) Except as permitted by Section 7.2(d)(iii) and taking into account Section 7.2(e), the Company Board shall not (it being understood that the determination, in itself, by the Company Board that an Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal (so long as such determination is not publicly disclosed or made to any Person beneficially owning five percent or more of the outstanding Shares, except as permitted by Section 7.2(d)(iii) and taking into account Section 7.2(e)) will not constitute a Change of Recommendation or violate this Section 7.2(d)):

(A) fail to include the Company Recommendation in the Schedule 14D-9;

(B) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation in a manner adverse to Parent;

(C) make any statement, directly or indirectly, to any Person beneficially owning five percent or more of the outstanding Shares or any public statement in connection with the Transactions, in each case that is inconsistent with the Company Recommendation;

(D) following the public disclosure of an Acquisition Proposal, fail to promptly publicly reaffirm the Company Recommendation (but in any event within three Business Days after receipt of any written request to do so from Parent);

(E) approve or recommend, or publicly declare advisable, any Acquisition Proposal or other proposal that would reasonably be expected to lead to an Acquisition Proposal or approve or recommend, or publicly declare advisable or publicly propose to enter into, any Alternative Acquisition Agreement; or

(F) agree, authorize or commit to do any of the foregoing (it being understood that any revisions to the financial terms of, or any material revisions to, any Acquisition Proposal or Alternative Acquisition Agreement shall be deemed to be a new Acquisition Proposal or Alternative Acquisition Agreement, respectively, for purposes of this Section 7.2(d)(i)).

(ii) Except as permitted by Section 7.2(d)(iii) and in connection with actions permitted by Section 9.3(b), the Company Board shall not cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement or agree, authorize or commit to do so.

(iii) Notwithstanding anything to the contrary set forth in this Section 7.2, prior to the Offer Acceptance Time, the Company Board may: (A) effect a Change of Recommendation (1) if (x) an unsolicited bona fide written Acquisition Proposal is received by the Company and has not been withdrawn and receipt of such Acquisition Proposal was not as a result of or related to any breach by the Company of its obligations set forth in Section 7.2(a) in any material respect or (y) an Intervening Event has occurred, and (2) the Company Board determines in good faith, after consultation with outside legal counsel, that based on the information then available and after consultation with an independent financial advisor of nationally recognized reputation, that a failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law and, in the case of an Acquisition Proposal contemplated by clause (A)(1)(x) of this Section 7.2(d)(iii), that such Acquisition Proposal constitutes a Superior Proposal; and/or (B) cause or permit the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (and the Company may enter into or cause a Subsidiary thereof to enter into such an Alternative Acquisition Agreement) or agree, authorize or commit to do so; provided, however, that no such actions may be taken unless and until: (I) the Company has given Parent written notice at least ninety-six hours in advance (the “Notice Period”), which notice shall set forth in writing that the Company Board intends to consider whether to take such action and the basis therefor, and shall also include (y) in the case of a Superior Proposal, all information required by Section 7.2(c), mutatis mutandis, and (z) in the case of an Intervening Event, a reasonably detailed description of such Intervening Event; (II) during the Notice Period, to the extent requested by Parent, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent to revise this Agreement so that conditions set forth in clause (A)(2) of this Section 7.2(d)(iii) would not be satisfied or the Alternative Acquisition Agreement contemplated by clause (B) of this Section 7.2(d)(iii) would no longer be with respect to a Superior Proposal, as applicable; and (III) at the end of the Notice Period, the Company Board shall have taken into account any revisions to this Agreement proposed by Parent in writing and any other information offered by Parent in writing in response to such notice contemplated by clause (I) of this 7.2(d)(iii) prior to the end of the Notice Period, and shall have determined in good faith that, after consultation with outside legal counsel, based on the information then available, and after consultation with an independent financial advisor of nationally recognized reputation, a failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law, or that such Alternative Acquisition Agreement contemplated by clause (B) of this Section 7.2(d)(iii) is an Alternative Acquisition Agreement with respect to a Superior Proposal, as the case may be (it being understood that (y) any material revisions to any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of Section 7.2(c) and this Section 7.2(d)(iii), including for purposes of the Notice Period, except that subsequent to the initial Notice Period, the Notice Period shall be reduced to seventy-two hours and (z) prior to the Company or any Subsidiary thereof entering into an Alternative Acquisition Agreement contemplated by clause (B) of this Section 7.2(d)(iii), the Company shall have terminated this Agreement and abandoned the Transactions in accordance with and pursuant to Section 9.3(b)). For the avoidance of doubt, the delivery, in and of itself, of any notice contemplated by this Section 7.2(d) will not constitute a Change of Recommendation or violate this Section 7.2(d).

(e) Certain Permitted Disclosure. Nothing set forth in this Section 7.2 shall prohibit the Company from (i) disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A under the Exchange Act; (ii) making any disclosure to the holders of Shares (including regarding the business, financial condition or results or operations of the Company and its Subsidiaries) that the Company Board, after consultation with outside legal counsel has determined is required by applicable Law; or (iii) making any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act and such disclosures and communications shall not constitute a Change of Recommendation; provided, however, that if any such disclosure or communication does not reaffirm the Company Recommendation in such disclosure or communication or has the effect of withdrawing, qualifying or modifying the Company Recommendation in a manner adverse to Parent, such disclosure or communication shall constitute a Change of Recommendation.

(f) Existing Discussions. The Company (i) acknowledges and agrees that as of the date of this Agreement it shall have ceased and caused to be terminated any activities, solicitations, discussions or negotiations with any Person or Group that would otherwise be prohibited by Section 7.2(a) and (ii) shall promptly (but in any event within twenty-four hours of the execution and delivery of this Agreement): (A) deliver a written notice to each such Person or Group providing only that the Company (1) is ending all activities, discussions and negotiations with such Person or Group with respect to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal and (2) is requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries; and (B) if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons.

(g) Standstill Provisions. From that date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the Company shall be obligated to enforce any provision of any “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party except to the extent that the enforcement of such provision, in the Company Board’s good faith determination, after consultation with its outside legal counsel, would be inconsistent with the directors’ fiduciary duties under applicable Law.

7.3. Merger Without a Stockholders Meeting. Subject to Section 2.4, as promptly as practicable following the consummation of the Offer, the Parties will take all necessary and appropriate actions to cause the Merger to become effective without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

7.4. Approval of Sole Stockholder of Merger Sub. As promptly as practicable following the execution and delivery of this Agreement (and in any event within twenty-four hours), Parent shall cause Merger Sub’s sole stockholder (a Wholly Owned Subsidiary of Parent) to execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent adopting this Agreement.

7.5. Other Regulatory Matters.

(a) Other Regulatory Matters.

(i) In addition to and without limiting the rights and obligations set forth in Section 7.1, Section 7.6 and Section 7.7 and subject to the other terms and conditions of this Section 7.5(a), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the Transactions as promptly as practicable after the date of this Agreement, including preparing and delivering or submitting documentation to (A) effect the expirations of all statutory waiting periods under applicable Antitrust Law, including under the HSR Act as promptly as practicable after the date of this Agreement or the entry into any such timing agreements, respectively, and (B) make with and obtain from, any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the Transactions, including the other Company Approvals and the other Parent Approvals.

(ii) Without limiting the generality of, and in furtherance of the provisions of Section 7.5(a)(i), each of the Company and Parent, as applicable, shall (and shall cause their respective Subsidiaries to):

(A) prepare and file, with respect to the Transactions, an appropriate filing of a Notification and Report Form pursuant to the HSR Act, in each case within ten Business Days after the date of this Agreement, and in connection therewith, request early termination of the statutory waiting period under the HSR Act, and provide confirmation to each other of any such filings and requests;

(B) not, without the prior written consent of the other Party or Parties, as the case may be (which consent shall not be unreasonably conditioned, withheld or delayed), (1) cause any filing, delivery or submission contemplated by Section 7.5(a)(i) or Section 7.5(a)(ii)(A) applicable to it to be withdrawn, refiled, or redelivered or resubmitted for any reason, including to provide the applicable Governmental Entities with additional time to review any or all of the Transactions, or (2) consent to any voluntary extension of any statutory waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Entity (provided that, at the written request of Parent, each of Parent and the Company shall, on a one time basis, withdraw and as promptly as practicable thereafter refile its Notification and Report Form pursuant to the HSR Act in accordance with 16 C.F.R. § 803.12 and any other applicable Laws if Parent determines that such withdrawal and refiling is reasonably expected to expedite the Closing);

(C) provide or cause to be provided to each Governmental Entity any information and documents requested by any Governmental Entity or that are necessary or advisable to permit consummation of the Transactions as promptly as practicable following any such request.

(iii) Notwithstanding anything to the contrary set forth in this Agreement, in no event shall (A) any Party or any of their respective Affiliates (1) be required to resist, vacate, limit, reverse, suspend or prevent, through litigation, any actual, anticipated or threatened Order seeking to prevent, delay or impair the consummation of the Transactions (including any sale, lease, license, transfer, disposal, divestiture or other Encumbrance, or holding separate of any assets, licenses, operations, rights, product lines, businesses or interests therein of Parent, the Company, the Surviving Corporation or any of their respective Affiliates) or (2) agree to any term, condition, obligation, liability, requirement, limitation, qualification, remedy, commitment, sanction or other action imposed, required or requested by a Governmental Entity in connection with effecting (x) the expiration of any statutory waiting period under applicable Antitrust Law or (y) a Governmental Entity’s grant of any consent, registration, approval, permit or authorization, in each case necessary or advisable in order to consummate the Transactions, including the other Company Approvals and the other Parent Approvals, or (B) the Company or any of its Subsidiaries agree to any term, condition, obligation, liability, requirement, limitation, qualification, remedy, commitment, sanction or other action in connection with the expiration of any such statutory waiting period or obtaining of any such consent, registration, approval, permit or authorization without the prior written consent of Parent; provided that Parent can compel the Company to (and to cause its Subsidiaries to) agree to any such term or condition or take any such actions (or agree to take such actions) so long as the effectiveness of such term or condition or action is conditioned upon the consummation of the Merger.

(iv) Cooperation. Separate and apart from and without limiting or expanding the rights and obligations set forth in this Section 7.5(a), Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance and, to the extent practicable, each shall consult with the other on and consider in good faith the views of the other in connection with, all the information relating to Parent or the Company, as the case may be, any of their respective Affiliates and any of its or their respective Representatives, that appears in any filing made with, or written materials delivered or submitted to any Governmental Entity in connection with the Transactions. Neither the Company nor Parent shall permit any of its Affiliates or any of its or their respective Representatives to participate in any discussions or meetings with any Governmental Entity in respect of any documentation to effect the expiration of any statutory waiting periods under applicable Antitrust Laws or make with or obtain from any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the Transactions, including the other Company Approvals and the other Parent Approvals or any investigation or other inquiry by a Governmental Entity relating thereto unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat.

7.6. Status and Notifications.

(a) Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 7.5(a)(iv), the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the Transactions, including as promptly as practicable notifying the other of any notices or communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party, including any Governmental Entity, with respect to such Transactions and as promptly as practicable following such receipt furnishing the other with, if applicable, copies of notices or other communications (or where no such copies are available, a reasonably detailed description thereof).

(b) The Company shall promptly notify Parent of any change, development, circumstance or fact or that, individually or in the aggregate, has had or would reasonably be expected to result in a Material Adverse Effect.

(c) The Parties agree that the Company’s and Parent’s respective compliance or failure of compliance with this Section 7.6 shall not be taken into account for purposes of determining whether Offer Conditions or the conditions in Section 8.1 shall have been satisfied.

7.7. Third-Party Consents. Separate and apart from the obligations set forth in Section 7.5, the Company shall be solely responsible for and shall use its, and shall cause its Subsidiaries to use their, commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary or advisable on its part under this Agreement and applicable Law to give, obtain and/or effect (as the case may be) as promptly as practicable following the date of this Agreement all notices, acknowledgments, waivers, consents, amendments, supplements or other modifications required under any Contract to which Company or any of its Subsidiaries is a party to or bound (the “Third-Party Consents”) and that are necessary or advisable to be given, obtained and/or effected in order to consummate the Transactions, and in connection therewith, neither the Company nor any of its Subsidiaries shall (a) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of value, (b) amend or otherwise modify any such Contract or (c) agree or commit to do any of the foregoing, in each case for the purposes of giving, obtaining and/or effecting any Third-Party Consents without the prior consent of Parent; provided, however, that Parent can compel the Company to (and to cause the Company’s Subsidiaries to) take any such actions so long as the effectiveness of such action is contingent on the Closing.

7.8. Information and Access.

(a) The Company and Parent each shall (and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause, its and their respective Representatives to), upon the reasonable request by the other, furnish to the other, as promptly as practicable, with all information concerning itself, its Representatives and such other matters as may be necessary or advisable in connection with the Schedule 14D-9 or Schedule TO (including with respect to Parent, information concerning the Investors) and any information or documentation to effect the expiration of all waiting periods under applicable Antitrust Laws and all filings, notices, reports, consents, registrations, approvals, permits and authorizations, made or sought by or on behalf of Parent, the Company or any of their respective Affiliates to or from any third party, including any Governmental Entity, in each case necessary or advisable in connection with the Transactions and, with respect to the information supplied in writing by or on behalf of Parent, its Affiliates or its or their respective Representatives for inclusion in or incorporation by reference into the Schedule 14D-9, including with respect to the Investors. Each of Parent and the Company acknowledges and agrees that such information supplied by it pursuant to this Section 7.8(a) (as applicable) will be correct and complete in all material respects at the time so supplied.

(b) In addition to and without limiting the rights and obligations set forth in Section 7.8(a), the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Parent and its Representatives reasonable access, during normal business hours, from the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, to the Company Employees, agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by or on behalf of Parent; provided, however, that, subject to compliance with the obligations set forth in Section 7.8(c): (i) neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information or documents to the extent doing so would, in the reasonable opinion of the Company’s outside legal counsel result in (A) a violation of applicable Law, (B) the breach of any contractual confidentiality obligations in any Contract with a third party entered into prior to the date of this Agreement or following the date of this Agreement in compliance with Section 7.1 and Section 7.2; (C) waive the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings, in any material respect; or (D) such information or documents are reasonably pertinent to any adverse Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand (subject to any rules or guidelines of discovery applicable to such adverse Proceeding); and (ii) in no event shall the work papers of the Company’s and its Subsidiaries’ independent accountants and auditors be accessible to Parent or any of its Representative unless and until such accountants and auditors have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants. Any investigation conducted pursuant to the access contemplated by this Section 7.8(b) will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries and that would not reasonably be expected to create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any Phase II environmental assessments. All requests for such access or information made pursuant to this Section 7.8(b) shall be initially directed to the Person set forth on Section 7.8(b) of the Company Disclosure Schedule, which Person may be replaced by the Company at any time by providing written notice to Parent, and any access granted in connection with a request made pursuant to this Section 7.8(b) shall be supervised by such Persons.

(c) In the event that the Company objects to any request submitted pursuant to Section 7.8(b) on the basis of one or more of the matters set forth in clause (i) of Section 7.8(b), it must do so by providing Parent, in reasonable detail, the nature of what is being prevented and/or withheld and the reasons and reasonable support therefor, and prior to preventing such access or withholding such information or documents from Parent and its Representatives, the Company shall cooperate with Parent to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the impediments expressly set forth in clause (i) of Section 7.8(b) (other than clause (D)) including through the use of commercially reasonable efforts to take such actions and implement appropriate and mutually agreeable measures to as promptly as practicable permit such access and the furnishing of such information and documents in a manner to remove the basis for the objection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement and, with respect to the contractual confidentiality obligations contemplated by clause (i)(B) of Section 7.8(b), obtaining a waiver with respect to or consent under such contractual confidentiality obligations.

(d) Without limiting the generality of the other provisions of this Section 7.8, the Company and Parent, as each deems advisable and necessary, after consultation with their respective outside legal counsel, may reasonably designate competitively sensitive information and documents (including those that relate to valuation of the Company or Parent (as the case may be)) as “Outside Counsel Only Information.” Such information and documents shall only be provided to the outside legal counsel of the Company or Parent (as the case may be), or subject to such other similar restrictions mutually agreed to by the Company and Parent, and subject to any amendment, supplement or other modification to the Confidentiality Agreement or additional confidentiality or joint defense agreement between or among the Company and Parent; provided, however, that, subject to any applicable Laws relating to the exchange of information, the outside legal counsel receiving such information and documents may prepare one or more reports summarizing the results of any analysis of any such shared information and documents, and disclose such reports, other summaries or aggregated information derived from such shared information and documents to Representatives of such outside legal counsel’s client.

(e) No access or information provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 7.8 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties set forth in this Agreement and, for the avoidance of doubt, all information and documents disclosed or otherwise made available pursuant to Section 7.5, Section 7.6, this Section 7.8 or otherwise in connection with this Agreement and the Transactions shall be governed by the terms and conditions of the Confidentiality Agreement mutatis mutandis as if Parent were Counterparty (as defined in the Confidentiality Agreement) and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity; provided, that, in the event of a conflict, the provisions of Section 7.13 shall override any conflicting provisions of the Confidentiality Agreement, and any Person who is a potential source of, or may provide, equity, debt or any other type of financing to Parent or any of its Representatives in connection with the Transactions shall be deemed a “Representative” for purposes of the Confidentiality Agreement without the prior written consent of the Company.

7.9. Publicity. The initial press release with respect to the Transactions shall be a press release issued by the Company; provided, that the Company will provide Parent with a reasonable opportunity for review and obtain Parent’s prior written consent (email being sufficient) (such consent not to be unreasonably conditioned, withheld or delayed) prior to issuing the initial press release. Thereafter, until the Closing, if completed, and subject to Section 2.1 and Section 2.2, the Company and Parent shall consult with each other, provide each other with a reasonable opportunity for review and obtain each other’s prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) prior to issuing any other press releases or otherwise making public statements, disclosures or communications with respect to the Transactions, except (a) as may be required or rendered impractical by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, interdealer quotation service or the NASDAQ, (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s responses thereto, (c) with respect to the Parties’ disclosures or communications with any Governmental Entity regarding the Schedule 14D-9 or Schedule TO or any Company Approvals or Parent Approvals contemplated by Section 7.5 or with respect to the communications contemplated by Section 7.10(d), which shall be governed by the provisions of Section 7.5 and Section 7.10(d), respectively or (d) with respect to any actual or threatened legal proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. In addition to the exceptions set forth in foregoing clauses (a) through (d) of the second sentence of this Section 7.9, each of the Company and Parent (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are not inconsistent in tone and substance with previous public statements, disclosures or communications jointly made by the Company and Parent or to the extent that they have been reviewed and previously approved by both the Company and Parent. Subject to the Confidentiality Agreement, nothing in this Section 7.9 shall prevent any Investor that is a private equity or other investment fund, or any manager or general partner of any such fund, from reporting or disclosing with respect to fundraising, marketing, informational or reporting activities, on a confidential basis, to its partners, investors, potential investors or similar parties, general information regarding this Agreement and the Transactions, in each case in accordance with customary private equity practice with respect to non-public information such as transaction value or other specific economic terms.

7.10. Employee Benefits.

(a) Parent agrees that each Continuing Employee shall, for a period of one year following the Closing, be provided with (i) base salary or base wage and target annual cash bonus opportunities that are at least as favorable in the aggregate as the base salary or base wage and target annual cash bonus opportunities for such Continuing Employee that are in effect immediately prior to the Effective Time and (ii) retirement and welfare benefits (excluding any pension benefits and any equity and long-term incentive compensation) that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time.

(b) Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) Prior to the Effective Time, if requested by Parent in writing no less than five days prior to the Effective Time, the Company shall cause the Company 401(k) Plan to terminate effective no later than immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan terminate, the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and approval by Parent) not later than the day immediately preceding the Effective Time.

(d) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume and honor in accordance with their terms all Company Benefit Plans as of the date hereof, in the same manner and to the same extent that the Company or any Subsidiary would be required to perform and honor such Company Benefit Plans if the Transactions had not been consummated.

(e) Prior to making any written or oral communications to the directors or employees (including any officers) of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall cooperate in providing any such communication.

(f) Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 10.7(b), create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

7.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement, the Surviving Corporation shall (i) indemnify, defend and hold harmless the Indemnified Parties against any reasonable and documented costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any actual or alleged Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and (ii) advance expenses to the Indemnified Parties as incurred; provided that any Person to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication by the Chosen Courts that such Person is not entitled to such advanced expenses; and provided further, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement shall be made by independent legal counsel selected by the Surviving Corporation and acceptable to the Indemnified Party (such acceptance not to be unreasonably conditioned, withheld or delayed).

(b) Prior to the Effective Time, the Company shall obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of the Tail Period with respect to any claim related to matters existing or occurring at or prior to the Effective Time from the Company’s D&O Insurance carrier as of the date of this Agreement or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies; provided, however, that in no event shall the premium amount for such policies exceed 300 percent of the current aggregate annual premium paid by the Company for such purpose. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with the Company’s D&O Insurance carrier as of the date of this Agreement or with or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement and from an insurance carrier with the same or better credit rating as the Company’s D&O Insurance carrier as of the date of this Agreement, in each case providing coverage with respect to any matters existing or occurring at or prior to the Effective Time; provided, however, that in no event shall the annual cost of such D&O Insurance exceed during the Tail Period 300 percent of the current aggregate annual premium paid by the Company for such purpose; and provided further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) During the Tail Period, without the prior written consent of the Indemnified Party, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement and correct and complete copies of which have been made available to Parent, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner (whether by merger, consolidation, division, operation of law or otherwise) that would adversely affect any right thereunder of any such Indemnified Party, except as may be required by a change in applicable Law.

(d) Any Indemnified Party wishing to claim indemnification under this Section 7.11(d), upon learning of any Proceeding for which indemnification under this Section 7.11(d) may be available, shall promptly notify the Surviving Corporation thereof in writing, but the failure to so notify shall not relieve the Surviving Corporation of any obligation or liability it may have to such Indemnified Party except to the extent such failure prejudices the indemnifying party. In the event of any such Proceeding: (i) the Surviving Corporation shall have the right to assume the defense thereof (it being understood and agreed that by electing to assume the defense thereof, the Surviving Corporation shall not be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any obligation or liability with respect thereto), except that if the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and the Surviving Corporation shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party promptly following the receipt of statements therefor; provided, however, that the Surviving Corporation shall be obligated pursuant to this Section 7.11(d) to pay for only one law firm for all Indemnified Parties in any jurisdiction unless the use of one law firm for such Indemnified Parties would present a conflict of interest under applicable standards of professional conduct on any significant issue between the positions of any two or more Indemnified Parties, in which case the fewest number of law firms necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties shall cooperate in the defense of any such matter if the Surviving Corporation elects to assume such defense, and the Surviving Corporation shall cooperate in the defense of any such matter if the Surviving Corporation elects not to assume such defense; (iii) the Indemnified Parties shall not be liable or have any obligation for any settlement effected without their prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) if the Surviving Corporation elects to assume such defense and the Surviving Corporation shall not be liable or have any obligation for any settlement effected without its prior written consent if the Surviving Corporation elects not to assume such defense; and (iv) the Surviving Corporation shall not have any obligation or liability hereunder to any Indemnified Party if it is ultimately determined by final adjudication by the Chosen Courts that the indemnification of such Indemnified Party in the manner contemplated by this Agreement is prohibited by applicable Law.

(e) The Company shall use commercially reasonable efforts to ensure that any and all pending claims or notices of intent to seek a recovery by a third party from an Indemnified Party has been noticed to the Company’s existing providers of directors’ and officers’ liability coverage and fiduciary liability insurance policies prior to the Effective Time.

(f) If the Surviving Corporation or any of its legal successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of the Surviving Corporation shall assume all the obligations set forth in this Section 7.11(f).

(g) The provisions of this Section 7.11(g) are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.11(g)(f).

(h) The rights of the Indemnified Parties under this Section 7.11(h) are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

7.12. Treatment of Certain Existing Indebtedness.

(a) If requested in writing by Parent, the Company shall use its commercially reasonable efforts to, on a timely basis (i) deliver (or cause to be delivered) notices of the payoff, discharge and termination of any outstanding Indebtedness and other obligations of the Company under the Company Term Loan and the Company Revolver and any other Indebtedness and other obligations that is required to be paid off, discharged or terminated in accordance with and within the time periods required by the Company Term Loan and the Company Revolver or other Contracts governing such Indebtedness or that Parent otherwise desires to be paid off, discharged or terminated (which notices may be conditioned upon the Closing to the extent permitted under the Company Term Loan and the Company Revolver and such applicable Contracts) (such Indebtedness, collectively, the “Credit Agreement Payoff Amount”), (ii) take all other actions required or advisable to facilitate the repayment of the obligations with respect to and termination of the commitments under such Indebtedness and the release of any Encumbrances and termination of all guarantees granted in connection therewith, and (iii) obtain customary payoff letters or other similar evidence in form and substance reasonably acceptable to Parent at least five Business Days prior to Closing. Parent shall irrevocably pay off or cause to be paid off at or as promptly as practicable after the Effective Time, but on the Closing Date, the Credit Agreement Payoff Amount and use its commercially reasonable efforts to provide all customary cooperation as may be reasonably requested by the Company to assist the Company in connection with its obligation under this Section 7.12(a).

(b) If requested in writing by Parent, the Company shall use its commercially reasonable efforts to, on a timely basis (i) enter into amendments to the Company Term Loan, the Company Revolver or other Contracts governing such Indebtedness on the terms, and subject to the conditions, requested and acceptable to Parent, and (ii) take all other actions required or advisable to facilitate the entry into any such amendment and the implementation of the terms of any such amendment; provided that the Company shall not be required to enter into any amendment with respect to the Company Term Loan, the Company Revolver or other Contracts governing such Indebtedness that would be effective if the Closing does not occur.

7.13. Parent Financing Matters.

(a) The Company shall use its commercially reasonable efforts, and shall cause its Subsidiaries to use their commercially reasonable efforts, to provide to Parent and the Investors, upon reasonable notice and on a timely basis, reasonable cooperation as may be reasonably requested by Parent to assist Parent and the Investors with the arrangement, syndication and consummation of debt financing arrangements. Such cooperation shall include, to the extent applicable, (i) providing to Parent or the Investors the documents and information (including financial statements) necessary to permit Parent or any of the Investors to prepare a customary preliminary offering memorandum, preliminary private placement memorandum or other similar documentation in connection with the arrangement, syndication and consummation of debt financing arrangements, (ii) cooperating with Parent’s or any Investor’s debt financing sources in performing their customary due diligence (including by providing all documentation and other information reasonably requested and required by applicable “know your customer” rules and regulations and Other Anti-Bribery Laws), (iii) cooperating with Parent, the Investors or their respective debt financing sources in the preparation, execution and delivery of definitive agreements and related documents in respect of the debt financing, (iv) assisting with the preparation of any guarantee, pledge and security documents, and any certificates and schedules related thereto and other customary documents relating to the debt financing, and any certificates and schedules related thereto, (v) assisting with the pledge of and granting and perfection of liens on applicable collateral in connection with the debt financing, and (vi) assisting in the release and termination of any Encumbrances on the assets of the Company and its Subsidiaries.

(b) Nothing in this Section 7.13 or any other provision of this Agreement shall require the Company or any of its Subsidiaries to: (i) waive or amend any terms of this Agreement or any other Contract, provide any additional security or guaranties or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement by or on behalf of Parent; (ii) enter into any definitive agreement not conditioned on the Closing or effective prior to the Effective Time; (iii) give any indemnities in connection with the debt financing that are effective prior to the Effective Time; or (iv) take any action that, in the good faith determination of the Company, (A) would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or (B) would reasonably create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries prior to the Effective Time. In addition, (A) no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to any debt financing (other than customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information about the Company and its Subsidiaries and the accuracy of the information contained in the disclosure and marketing materials related to the Company and its Subsidiaries)) will be effective until the Effective Time; (B) neither the Company nor any of its Subsidiaries shall be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information about the Company and its Subsidiaries and the accuracy of the information contained in the disclosure and marketing materials related to the Company and its Subsidiaries)) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; and (C) any bank information memoranda required in relation to any debt financing must contain disclosure and financial statements reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 7.13 shall require (1) any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 7.13 that would reasonably be expected to result in personal liability to such Representative; (2) the Company Board to approve any financing or Contracts related thereto; (3) the Company and its Subsidiaries to take any action that would conflict with or violate its Organizational Documents, any applicable Laws or result in a material violation or breach of, or default under, any Material Contract (in each case, unless such actual conflict or violation would be effective following the Effective Time); and (4) the Company and its Subsidiaries to provide any information (x) the disclosure of which is prohibited or restricted under applicable Law or any agreement binding on the Company or its Subsidiaries (provided, that the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to take such actions and implement appropriate and mutually agreeable measures to as promptly as practicable to permit such access and the furnishing of such information and documents in a manner to remove the basis for the objection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement); or (y) where access to such information would (I) give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such information; or (II) violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound.

(c) Promptly upon request by the Company, Parent shall reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.13.

(d) The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging any debt financing pursuant to this Agreement or the provision of information utilized in connection therewith (other than in the case of fraud or intentional or willful misconduct). Parent’s obligations pursuant to Section 7.13(c) and this Section 7.13(d) are referred to collectively as the “Reimbursement Obligations.”

7.14. Equity Commitment Letters.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub (without the prior written consent of the Company) shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letters if such amendment, modification or waiver would reasonably be expected to (i) impose new or additional conditions or other terms; or (ii) otherwise expand, amend or modify any of the conditions to the receipt of the equity financing pursuant to the Equity Commitment Letters or any other terms to the Equity Commitments in a manner that, in each case, would reasonably be expected to (A) delay in any material respect or prevent the anticipated Closing Date; or (B) make the timely funding of the Equity Commitments, or the satisfaction of the Financing Conditions, less likely to occur; or (iii) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the other parties to the Equity Commitment Letters. Any reference in this Agreement to “Equity Commitment Letter” shall include such documents as amended or modified in compliance with this Section 7.14.

(b) Subject to the terms and conditions of this Agreement, Parent shall use commercially reasonable efforts to (i) take (or cause to be taken) all actions and (ii) do (or cause to be done) all things, in each case, necessary, proper and advisable to obtain the Equity Commitments on the terms and conditions described in the Equity Commitment Letters, including by using commercially reasonable efforts to (A) maintain in effect the Equity Commitment Letters in accordance with the terms and subject to the conditions thereof; (B) comply with its obligations under the Equity Commitment Letters; (C) satisfy on a timely basis all conditions to funding that are applicable to Parent and Merger Sub in the Equity Commitment Letters that are within its control; and (D) comply with its obligations pursuant to the Equity Commitment Letters.

(c) Parent and Merger Sub must give the Company prompt notice (to the extent of its knowledge thereof): (i) of any breach (or breach threatened in writing) or default (or any event or circumstance that, with or without notice or lapse of time, or both, could reasonably be expected to give rise to any breach or default) by any party to the Equity Commitment Letters; and (ii) of the receipt by Parent or Merger Sub of any written notice or other communication from any party to the Equity Commitment Letters with respect to any (A) actual or potential breach (or threatened breach), default, termination or repudiation by any party to the Equity Commitment Letters, or (B) dispute or disagreement between or among any parties to the Equity Commitment Letters that would reasonably be likely to lead to Parent or Merger Sub not obtaining all of the Equity Commitments. Parent will provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as soon as reasonably practical (but in any event with two Business Days) after the date that the Company delivers a written follow-up request therefor to Parent in response to a notice provided by Parent pursuant to this Section 7.14(c).

7.15. Takeover Statutes. If any Takeover Statute is, becomes or is deemed applicable to the Transactions, the Company and the Company Board shall grant such approvals and shall use commercially reasonable efforts to take such actions as are necessary and advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statutes.

7.16. Transaction Litigation. In the event that any stockholder litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened against the Company or any Indemnified Party from and following the date of this Agreement and prior to the Effective Time (such litigation, other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL, which shall be governed by Section 4.2(f), “Transaction Litigation”), the Company shall as promptly as practicable (a) notify Parent thereof (which notification, notwithstanding Section 10.2, shall be made exclusively by email to Parent’s outside legal counsel) and shall keep Parent reasonably informed with respect to the status thereof and (b) give Parent the opportunity to participate in the defense and/or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation; provided that the Company shall not settle or agree to settle any Transaction Litigation without the prior written consent of Parent.

7.17. Section 16 Matters. The Company and the Company Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or advisable to cause the Transactions and any other dispositions or cancellations of equity securities of the Company (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

7.18. Delisting and Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Law, including, for the avoidance of doubt, the rules and policies of the NASDAQ, to enable the delisting by the Surviving Corporation of the Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, but in any event no more than ten days thereafter. In connection therewith, Parent shall use commercially reasonable efforts to (a) assist in enabling the Company or NASDAQ to be in a position to promptly file and cause the Surviving Corporation or the NASDAQ to file with the SEC a Form 25 on the Closing Date and (b) cause the Surviving Corporation to file a Form 15 on the first Business Day that is at least ten days after the date the Form 25 is filed (such period between the Form 25 and the Form 15 filing dates, the “Delisting Period”). Upon Parent’s determination that the Surviving Corporation may be required to file any quarterly or annual reports pursuant to the Exchange Act during the Delisting Period, the Company shall deliver to Parent at least five Business Days prior to Closing a draft of any such reports required to be filed during the Delisting Period, which is sufficiently developed such that it can be timely filed and when filed will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of applicable Law.

7.19. Rule 14d-10 Matters. Prior to the scheduled expiration of the Offer, the Company (acting through the compensation committee of the Company Board, which is comprised solely of independent directors) will use reasonable efforts to take all such steps as may be required to cause to be exempt under Rule 14d-10 promulgated under the Exchange Act any “employment compensation, severance or other employee benefit arrangement” (within the meaning of Rule 14d-10(d)(1) promulgated under the Exchange Act) between the Company or any of its Subsidiaries and any director, officer or employee of the Company or any of its Subsidiaries who then holds Shares. The Company will provide Parent with correct and complete copies of all such actions. Promptly upon Parent or any of its Affiliates entering into any such arrangement with any such Person, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this Section 7.19.

Article VIII

Conditions to Effect the Closing

8.1. Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a) No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and makes unlawful or prevents the consummation of the Merger.

(b) Consummation of the Offer. Merger Sub (or Parent on Merger Sub’s behalf) will have irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Article IX

Termination

9.1. Termination by Mutual Written Consent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by the mutual written consent of the Parties.

9.2. Termination by Either the Company or Parent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by either the Company or Parent if:

(a) the Offer shall not have been consummated by 5:00 p.m. (New York time) on April 30, 2021 (such date and time, as may be adjusted pursuant to Section 10.7(b), the “Outside Date”); provided, however, that the right to terminate this Agreement and abandon the Transactions shall not be available to (i) either the Company or Parent if it has breached in any material respect its obligations set forth in this Agreement in a manner that has primarily caused the occurrence of the failure of a condition to the Closing to occur on or prior to the Outside Date (it being understood that for the purposes of this Section 9.2(a) any such breach by Merger Sub shall be deemed such a breach by Parent), (ii) Parent if the Company has the right to terminate this Agreement pursuant to Section 9.3(a) or Section 9.3(c) or (iii) the Company if Parent has the right to terminate this Agreement pursuant to Section 9.4;

(b) if the Offer shall have expired without the acceptance for payment of Shares pursuant to the Offer; provided, that the right to terminate this Agreement pursuant to this Section 9.2(b) shall not be available to any Party whose breach of any provision of this Agreement primarily caused the failure of the acceptance for payment of the Shares pursuant to the Offer; or

(c) if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that remains in effect and makes unlawful or prevents the consummation of the Transactions and such Law shall have become final and non-appealable; provided that the right to terminate this Agreement and abandon the Transactions pursuant to this Section 9.2(c) shall not be available to the Company or Parent if it has breached in any material respect its obligations set forth in this Agreement in a manner that has primarily caused the occurrence of the failure of a condition to the Closing to occur (it being understood that for the purposes of this Section 9.2(c) any such breach by Merger Sub shall be deemed such a breach by Parent).

9.3. Termination by the Company. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by the Company:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue or incorrect following the date of this Agreement, in either case such that the Parent or Merger Sub would be prevented, or would reasonably be expected to be prevented, from consummating the Transactions (and such breach or failure to be true and correct is not curable prior to the Outside Date), or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of written notice of such breach or failure by the Company to Parent and Merger Sub specifying this Section 9.3(a) and describing such breach or failure in reasonable detail and (ii) five Business Days prior to the Outside Date; provided that the right to terminate this Agreement and abandon the Transactions pursuant to this Section 9.3(a) shall not be available to the Company if it has breached in any material respect its obligations set forth in this Agreement in a manner that has primarily caused the occurrence of the failure of a condition to the Closing to occur;

(b) at any time prior to the Expiration Time, in order for (i) the Company Board to cause or permit the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, and/or (ii) the Company to enter into or cause a Subsidiary thereof to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, in each case, so long as the Company has complied with the obligations contemplated by Section 7.2(d)(iii) and the Company pays or causes to be paid to Parent the Termination Fee by wire transfer of immediately available funds prior to or substantially concurrently with such termination; or

(c) if (i) all of the Offer Conditions have been satisfied or waived at the Expiration Time (other than delivery of items to be delivered at the Expiration Time and satisfaction of those conditions that by their nature are to be satisfied at the Expiration Time, which deliveries and conditions are capable of being satisfied), (ii) Parent and Merger Sub have failed to consummate (as such term is defined in Section 251(h) of the DGCL) the Offer by the date that the Offer Acceptance Time is required to have occurred pursuant to Section 2.2(a)(iii), (iii) the Company has irrevocably confirmed to Parent in writing at least three Business Days prior to termination that all of the Offer Conditions have been satisfied (other than delivery of items to be delivered at the Expiration Time and satisfaction of those conditions that by their nature are to be satisfied at the Expiration Time, which deliveries and conditions are capable of being satisfied), and (iv) Merger Sub fails to consummate (as such term is defined in Section 251(h) of the DGCL) the Offer within three Business Days following the delivery of such irrevocable confirmation specified in the immediately preceding clause (iii) (it being understood and agreed that, for the avoidance of doubt, during such period of three Business Days following delivery of such irrevocable confirmation, Parent shall not be entitled to terminate this Agreement pursuant to Section 9.2(a), Section 9.2(b) or Section 9.2(c)).

9.4. Termination by Parent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by Parent:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue or incorrect following the date of this Agreement, in either case such that the Offer Conditions would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of written notice of such breach or failure by Parent to the Company specifying this Section 9.4(a) and describing such breach or failure in reasonable detail and (ii) five Business Days prior to the Outside Date); provided that the right to terminate this Agreement and abandon the Transactions pursuant to this Section 9.4(a) shall not be available to Parent if either Parent or Merger Sub it has breached in any material respect its obligations set forth in this Agreement in a manner that has primarily caused the occurrence of the failure of a condition to the Closing to occur; or

(b) at any time prior to the Expiration Time, if (i) the Company Board shall have effected a Change of Recommendation, (ii) the Company or any of its Representatives shall have committed a material breach of Section 7.2 or (iii) the Company Board has caused or permitted the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal or the Company enters into or causes any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

9.5. Notice of Termination; Effect of Termination and Abandonment.

(a) In the event the Company or Parent intends to terminate this Agreement and abandon the Transactions pursuant to 9.2, Section 9.3 (other than Section 9.3(b)) or Section 9.4, as applicable, the Company or Parent, as applicable, shall give written notice to the other Party or Parties (as the case may be) specifying the provision or provisions of this Agreement pursuant to which such termination and abandonment is intended to be effected.

(b) In the event this Agreement is terminated and the Transactions are abandoned pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Affiliates or its or their respective Representatives); provided, however, that, subject in the case of Parent and Merger Sub to Section 9.5(d) and Section 9.5(e), (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any fraud or willful and material breach of this Agreement and (ii) the provisions set forth in this Section 9.5 and the second sentence of Section 10.1 shall survive any termination of this Agreement and any abandonment of the Transactions.

(c) In the event this Agreement is terminated and the Transactions abandoned pursuant to this Article IX:

(i) by either the Company or Parent pursuant to Section 9.2(a) or Section 9.2(b) or by Parent pursuant to Section 9.4(a) and: (A) following the execution of this Agreement, a bona fide Acquisition Proposal (whether or not conditional or not withdrawn) shall have been made to the Company Board or publicly disclosed or any Person shall have publicly announced an intention (whether or not conditional or not withdrawn) to make an Acquisition Proposal; (B) at the time of such termination, the condition set forth in clause (c) of the Offer Conditions has been satisfied or is capable of being satisfied; and (C) within twelve months after any such termination and abandonment, (1) the Company or any of Subsidiaries shall have entered into an Alternative Acquisition Agreement, or (2) any Acquisition Proposal shall have been consummated (with “fifty percent” being substituted in lieu of “fifteen percent” in each instance thereof in the definition of “Acquisition Proposal” referenced in the definition of “Alternative Acquisition Agreement” or otherwise for purposes of this Section 9.5(c)(i)(C)), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds concurrently with the occurrence of any of the events contemplated by this Section 9.5(c)(i)(C), whichever is the earliest to occur;

(ii) by Parent pursuant to Section 9.4(b), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds upon entry into an Alternative Acquisition Agreement (if applicable) or otherwise within two Business Days following the date of such termination and abandonment; or

(iii) by the Company pursuant to Section 9.3(a) or Section 9.3(c), then Parent shall pay or cause to be paid to the Company the Parent Termination Fee by wire transfer of immediately available funds within two Business Days following the date of such termination and abandonment.

(d) The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Termination Fee or Parent to pay the Parent Termination Fee on more than one occasion, (ii) the agreements set forth in this Section 9.5 are an integral part of the Transactions and that, without these agreements, the Parties would not have entered into this Agreement and accordingly, if the Company or Parent fails to promptly pay or cause to be paid the amounts due pursuant to this Article IX, and, in order to obtain such amount, Parent or Company (as applicable) commences a Proceeding that results in a judgment against the Company for the Termination Fee or against Parent for the Parent Termination Fee (or any portion thereof), the Company shall pay or cause to be paid to Parent or Parent shall pay or cause to be paid to the Company (as applicable) its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on the Termination Fee or the Parent Termination Fee (or any portion thereof), as the case may be, at the prime rate published in The Wall Street Journal in effect on the date such amounts were required to be made from such date through the date of payment (collectively, “Enforcement Costs”) and (iii) in the event that the Termination Fee or the Parent Termination Fee becomes payable by, and is paid or caused to be paid by, the Company or Parent (as the case may be), such fee shall be Parent’s or the Company’s sole and exclusive remedy for monetary damages or other relief (including specific performance) pursuant to this Agreement; provided, however, that any such payment shall not relieve the Company of any liability or damages incurred or suffered by Parent or Merger Sub to the extent that such liability or damages were the result of or arise out of any fraud or willful and material breach of this Agreement (including with respect to willful and material breaches of this Agreement pursuant to which the Termination Fee shall have become or becomes payable pursuant to this Article IX), in which case Parent and/or Merger Sub shall be entitled to all rights and remedies available in equity or at law, in contract, in tort or otherwise. The Termination Fee or the Parent Termination Fee, as applicable, if, as and when required to be paid pursuant to this Section 9.5 shall not constitute a penalty but rather liquidated damages in a reasonable amount that shall compensate the Party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger.

(e) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 10.7, each of the Parties acknowledges and agrees that the Company’s right to terminate this Agreement and receive payment of the Parent Termination Fee to the extent that it is payable pursuant to Section 9.5(c)(iii) (including, without duplication, pursuant to the Company’s right to enforce the Limited Guarantees solely with respect thereto), together with any Enforcement Costs pursuant to Section 9.5(d) and any Reimbursement Obligations, shall constitute the sole and exclusive remedy of the Company and its Subsidiaries and their respective Affiliates and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) against Parent, the Investors and their respective Affiliates and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents, financing sources or Affiliates or any former, current or future general or limited partner, stockholder, equityholder, member, manager, director, officer, employee, agent, financing source or Affiliate of any of the foregoing (collectively, the “Parent Related Parties”) for any and all losses and damages in respect of this Agreement (or the termination thereof) or the Transactions (or the failure of such transactions to occur for any reason or for no reason) or any breach or threatened or alleged breach of (whether willful, intentional, unilateral or otherwise), or failure or threatened or alleged failure to perform under, any covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith, and, subject to Parent’s obligation to pay the Parent Termination Fee to the Company to the extent it is payable pursuant to Section 9.5(c)(iii), together with any Enforcement Costs pursuant to Section 9.5(d) and any Reimbursement Obligations, none of the Parent Related Parties shall have any liability or obligation to any of the Company Related Parties arising out of, relating to or in connection with this Agreement, the Limited Guarantees (subject to the Company’s rights to enforce the Limited Guarantees), the Equity Commitment Letters or the Transactions or thereby and, except as provided in Section 10.7, none of the Company Related Parties shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the Transactions or any oral representation made or alleged to be made in connection herewith or therewith (except, in all cases, that (i) the Parent Related Parties shall remain obligated with respect to the Confidentiality Agreement and Section 10.3 (with respect to the expenses of Parent and Merger Sub); and (ii) the parties to the Limited Guarantees shall remain obligated, and the Company and its Subsidiaries may be entitled to remedies, with respect to the Limited Guarantees (to the extent provided therein)). In no event shall any Parent Related Party be subject to (nor shall any Company Related Party seek to recover) monetary damages other than the Parent Termination Fee to the extent that it is payable pursuant to Section 9.5(c)(iii), together with any Enforcement Costs pursuant to Section 9.5(d) and Reimbursement Obligations, for any losses, damages or other liabilities arising out of, relating to or in connection with breaches by Parent of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that any Company Related Party may have, or in respect of any oral representation made or alleged to be made in connection herewith (except, in all cases, that (i) the Parent Related Parties shall remain obligated with respect to the Confidentiality Agreement and Section 10.3 (with respect to the expenses of Parent and Merger Sub); and (ii) the parties to the Limited Guarantees shall remain obligated, and the Company and its Subsidiaries may be entitled to remedies, with respect to the Limited Guarantees (to the extent provided therein)). Notwithstanding anything to the contrary set forth in this Agreement, in no event shall the Company be entitled to receive both the Parent Termination Fee pursuant to Section 9.5(c)(iii) and specific performance under Section 10.7 to cause the consummation of the Transactions.

(f) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 10.7 and the proviso in the first sentence of Section 9.5(d), each of the Parties acknowledges and agrees that Parent’s receipt of the Termination Fee to the extent that it is payable pursuant to Section 9.3(b) or Section 9.5(c), together with any Enforcement Costs pursuant to Section 9.5(d), shall constitute the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any and all losses and damages in respect of this Agreement (or the termination thereof) or the Transactions (or the failure of such transactions to occur for any reason or for no reason) or any breach or threatened or alleged breach of (whether willful, intentional, unilateral or otherwise), or failure or threatened or alleged failure to perform under, any covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith, and, subject to the Company’s obligation to pay the Termination Fee to Parent to the extent that it is payable pursuant to Section 9.3(b) or Section 9.5(c), together with any Enforcement Costs pursuant to Section 9.5(d), none of the Company Related Parties shall have any liability or obligation to any of the Parent Related Parties arising out of, relating to or in connection with this Agreement or the Transactions and, except as provided in Section 10.7, no Parent Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the Transactions or any oral representation made or alleged to be made in connection herewith or therewith (except, in all cases, that the Company shall remain obligated with respect to the Confidentiality Agreement and Section 10.3 (with respect to the expenses of the Company)). Notwithstanding anything to the contrary set forth in this Agreement, in no event shall Parent be entitled to receive both the Termination Fee pursuant to Section 9.5(c)(ii) and specific performance under Section 10.7 to cause the consummation of the Transactions. For the avoidance of doubt and notwithstanding anything to the contrary herein, the payment of the Termination Fee and Enforcement Costs (if any) shall not relieve the Company of any liability or damages incurred or suffered by Parent or Merger Sub to the extent that such liability or damages were the result of or arise out of any fraud or willful and material breach of this Agreement (including with respect to willful and material breaches of this Agreement pursuant to which the Termination Fee shall have become or becomes payable pursuant to this Article IX), in which case Parent and/or Merger Sub shall be entitled to all rights and remedies available in equity or at law, in contract, in tort or otherwise.

Article X

Miscellaneous and General

10.1. Survival. Article I, this Article X and the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Article III, Article IV, Section 5.23 (No Other Representations or Warranties; Non-Reliance), Section 6.10 (No Other Representations or Warranties; Non-Reliance), Section 7.10(a) (Employee Benefits), Section 7.11(a) (Indemnification; Directors’ and Officers’ Insurance), Section 10.3 (Expenses), Section 10.4 (Transfer Taxes), the provisions that substantively define any related defined terms not substantively defined in Article I and those other covenants and agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. Article I, this Article X, the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Section 5.23 (No Other Representations or Warranties; Non-Reliance), and Section 6.10 (No Other Representations or Warranties; Non-Reliance), Section 10.3 (Expenses), Section 9.5 (Notice of Termination; Effect of Termination and Abandonment), the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement shall survive any termination of this Agreement and any abandonment of the Transactions. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement, including rights in connection with, arising out of or otherwise related to any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or, the termination of this Agreement and abandonment of the Transactions.

10.2. Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (New York time) (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 10.2). Such communications must be sent to the respective Parties at the following street addresses or email addresses (or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.2):

if to the Company:

Collectors Universe, Inc.
1610 E. Saint Andrew Place Santa Ana, CA 92705
Attention:	Joseph J. Orlando, President and Chief Executive Officer
Email:	[Redacted]

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati Professional Corporation
12235 El Camino Real San Diego, CA 92130-3002
Attention:	Robert F. Kornegay
Email:	rkornegay@wsgr.com

and:

Wilson Sonsini Goodrich & Rosati Professional Corporation
One Market Plaza Spear Tower, Suite 3300 San Francisco, CA 94105
Attention:	Robert Ishii
Email:	rishii@wsgr.com

and:

Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road Palo Alto, CA 94304-1050
Attention:	Douglas Schnell David Berger
Email:	dschnell@wsgr.com dberger@wsgr.com

if to Parent or Merger Sub:

Cards Parent LP
c/o Allen & Company LLC 711 5th Avenue New York, NY 10022
Attention:	Nathaniel S. Turner V
Email:	[Redacted]

and:

c/o D1 Capital Partners L.P.
9 West 57th Street, 36th Floor New York, NY 10019
Attention:	General Counsel
Email:	[Redacted]

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
Attention:	Marc Treviño Audra Cohen Matthew Goodman
Email:	trevinom@sullcrom.com cohena@sullcrom.com goodmanm@sullcrom.com and:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas New York, NY 10019
Attention:	Edward Ackerman
Email:	eackerman@paulweiss.com

10.3. Expenses. Whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with this Agreement and the Transactions including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense, except as otherwise expressly provided herein.

10.4. Transfer Taxes. Except as otherwise provided in Section 4.2(b), all Transfer Taxes incurred in connection with the Merger shall be borne and paid by the Party incurring such Taxes.

10.5. Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 7.11, at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties; provided that no amendment or other modification may be made to the provisions of which the Investors are expressly made third-party beneficiaries pursuant to Section 10.8 (and any related definitions to the extent a modification, waiver or termination of such definitions would modify the substance of any of the foregoing provisions), in each case solely with respect to provisions relating directly to the Investors, may not be modified, waived or terminated in a manner that is adverse in any material respect to the Investors without the prior written consent of the affected Investors (it being understood and agreed that Parent shall use its commercially reasonable efforts to obtain such written consent from such Investor if requested by the Company).

(b) The conditions to each of the respective Parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent provided for otherwise in Section 9.5.

10.6. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the state of Delaware without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding against any other Party in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.6(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) Each Party acknowledges and agrees that any Proceeding against any other Party that may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any such Proceeding. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement, the instruments or other documents delivered pursuant to this Agreement and the Transactions by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 10.6(c).

10.7. Specific Performance.

(a) Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, subject to Section 10.7(b) and except to the extent provided otherwise in Section 9.5(e) or Section 9.5(f), in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 10.6(b), in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, except as provided in Section 9.5(e) or Section 9.5(f).

(b) Notwithstanding anything to the contrary set forth in Section 10.7(a) or anything else to the contrary in this Agreement, it is explicitly agreed that the Company shall be entitled to enforce specifically the obligations of Parent and Merger Sub to consummate (as such term is defined in Section 251(h) of the DGCL) the Offer and the Merger if and only if (i) (A) with respect to the Offer, all of the Offer Conditions have been satisfied or waived at the Expiration Time (other than delivery of items to be delivered at the Expiration Time and satisfaction of those conditions that by their nature are to be satisfied at the Expiration Time, which deliveries and conditions are capable of being satisfied at the Expiration Time) and (B) with respect to the Merger, all of the conditions set forth in Article VIII have been satisfied or waived, (ii) (A) with respect to the Offer, Parent and Merger Sub have failed to consummate (as such term is defined in Section 251(h) of the DGCL) the Offer by the date that the Offer Acceptance Time is required to have occurred pursuant to Section 2.2(a)(iii), and (B) with respect to the Merger, Parent and Merger Sub have failed to consummate the Closing by the date that the Closing is required to have occurred pursuant to Section 2.4, (iii) the Company has irrevocably confirmed to Parent in writing that (A) with respect to the Offer, the Offer Conditions have been satisfied (other than delivery of items to be delivered at the Expiration Time and satisfaction of those conditions that by their nature are to be satisfied at the Expiration Time) and (B) with respect to the Merger, all of the conditions set forth in Article VIII have been satisfied and (iv) each of the Equity Commitments has been funded or will be funded if the other Equity Commitment is funded in accordance with its terms. In the event that a Party initiates a Proceeding seeking equitable relief pursuant to this Section 10.7 (including to enforce specifically the performance of the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith pursuant to this Section 10.7), the Outside Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending plus 20 Business Days; or (ii) such other time period established by the court presiding over such Proceeding, and such date as extended shall thereafter constitute the Outside Date for all purposes of this Agreement

(c) If a court has declined to specifically enforce the obligations of Parent and Merger Sub (in a final, binding determination where all available appeals have been exhausted) to take all actions under this Agreement up to and including the consummation of the Closing pursuant to a claim for specific performance brought against Parent and Merger Sub pursuant to this Section 10.7, then the sole and exclusive remedy of the Company Related Parties will be payment of the Parent Termination Fee in accordance with the terms and conditions of Section 9.5(c)(iii), together with any Enforcement Costs pursuant to Section 9.5(d) and payment of Reimbursement Obligations. In addition, the Company agrees to, and to cause the Company Related Parties to, cause any Proceeding pending in connection with this Agreement or any of the Transactions (including any Proceeding related to the Equity Commitment Letters and the Limited Guarantees) by the Company or any Company Related Party against Parent, Merger Sub or any of their respective Affiliates to be dismissed with prejudice promptly, and in any event on or prior to the time Parent and Merger Sub consummate the Transactions pursuant to this Section 10.7. For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance to draw down the proceeds of the Equity Commitment Letters and consummate the Closing, on the one hand, and the payment of the Parent Termination Fee, on the other hand.

10.8. Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 10.11(b), the right to rely upon the representations and warranties set forth in this Agreement, except that (a) from and after the Effective Time, the Indemnified Parties pursuant to the provisions of Section 7.11 and (b) the Investors with respect to the provisions of this Section 10.8, Section 7.13, Section 10.5, Section 10.6, Section 10.7, Section 10.12 and Section 10.13 and, in each case, each of their respective successors, legal representatives and permitted assigns shall be third-party beneficiaries, but only to the extent expressly provided in the foregoing clauses (a) and (b) of this Section 10.8.

10.9. Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary or Affiliate of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary or Affiliate to take such action. Whenever this Agreement requires a Subsidiary or Affiliate of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary or Affiliate to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary or Affiliate to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by a Subsidiary or an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 7.11, no Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other Parties not seeking to assign any of their respective rights or interests or delegate any of their respective obligations, except as provided for in Section 10.9, and any attempted or purported assignment or delegation in violation of this Section 10.10 shall be null and void.

10.11. Entire Agreement.

(a) This Agreement (including the Exhibits, Annexes and Schedules, including the Company Disclosure Schedule and the Parent Disclosure Schedule, the Confidentiality Agreement and the Equity Commitment Letters) constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing as if Parent were Counterparty (as defined in the Confidentiality Agreement) mutatis mutandis in accordance with Section 7.8(e).

(b) Each Party acknowledges the provisions set forth in Section 5.23 and Section 6.10 and, without limiting such provisions, additionally acknowledges and agrees that, except for the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement.

10.12. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13. Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner (general or limited), shareholder, agent, attorney, representative, financing source or Affiliate of any Party or of any of their respective Affiliates (other than a Party) shall have any liability (whether at law, in equity, in contract, in tort or otherwise) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the Transactions, except for claims that the Company, Parent or Merger Sub, as applicable, may assert (subject, with respect to the following clauses (2) and (3), in all respects to the limitations set forth in Section 9.5(b), Section 9.5(d), Section 9.5(e), Section 9.5(f), Section 10.7 and this Section 10.13): (1) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement; (2) against the Investors under, if, as and when required pursuant to the terms and conditions of the Limited Guarantees; (3) against the equity providers for specific performance of their obligation to fund their committed portions of the Equity Commitments solely in accordance with, and pursuant to the terms and conditions of the Equity Commitment Letters; or (4) against the Company, Parent and Merger Sub solely in accordance with, and pursuant to the terms and conditions of, this Agreement. Notwithstanding anything to the contrary contained herein, the Company agrees on behalf of itself and its Subsidiaries that, other than to the extent expressly set forth in the Limited Guarantees, none of the Investors shall have any liability or obligation to the Company or any of its Subsidiaries relating to this Agreement or any of the Transactions (including with respect to the Equity Commitments). This Section 10.13 is intended to benefit and may be enforced by the Investors and shall be binding on all successors and permitted assigns of the Company.

10.14. Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

COLLECTORS UNIVERSE, INC.

By:	/s/ Joseph J. Orlando
Name:	Jospeh J. Orlando
Title:	Chief Executive Officer

CARDS PARENT LP

By:	CARDS PARENT GP LLC, its general partner

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	Authorized Signatory

CARDS ACQUISITION INC.

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Certificate of Incorporation of the Surviving Corporation

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF

COLLECTORS UNIVERSE, INC.

[●], 202[●]

FIRST. The name of the corporation is COLLECTORS UNIVERSE, INC. (the “Corporation”).

SECOND. The address of the corporation’s registered office in the State of Delaware is [●]. The name of its registered agent at such address is [●].

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

FOURTH. The total number of shares that the Corporation shall have authority to issue is 1,000 shares of Common Stock, and the par value of each such share is $0.001.

FIFTH. The board of directors of the Corporation is expressly authorized to adopt, amend or repeal bylaws of the Corporation.

SIXTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

SEVENTH. To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of duty as a director. Without limiting the foregoing in any respect, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of the foregoing shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

EIGHTH. The Corporation shall indemnify and advance expenses to each director and officer of the Corporation as provided in the bylaws of the Corporation and may indemnify and advance expenses to each employee and agent of the Corporation, and all other persons whom the Corporation is authorized to indemnify under the provisions of the DGCL, as provided in the bylaws of the Corporation.

Exhibit A-1

Annex I

Conditions to the Offer

Notwithstanding any other term of the Offer or this Agreement to the contrary, Merger Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of this Agreement) may terminate the Offer and not accept for payment any tendered Shares, at any scheduled Expiration Date (as it may have been extended pursuant to Section 2.1 of this Agreement) if (i) the condition in clause (a) below has not been satisfied by one minute after 11:59 p.m., Eastern time, on the then scheduled applicable Expiration Date (the “Expiration Time”) or (ii) any of the additional conditions set forth below are not satisfied or waived in writing by Parent at the Expiration Time:

(a) Minimum Condition. The number of Shares validly tendered, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly owned Subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Time (the “Minimum Condition”).

(b) Regulatory Approvals. The statutory waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

(c) No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and makes unlawful or prevents the consummation of the Offer or the Merger.

Annex I-1

(d) Representations and Warranties. Each of the representations and warranties set forth in: (i) Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval and Fairness), Section 5.4(b)(i) (No Violations), Section 5.10(b) (Absence of Certain Changes), Section 5.21 (Takeover Statutes) and Section 5.22 (Brokers and Finders) shall be true and correct in all respects as of the consummation of the Offer as though made as of the consummation of the Offer (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); (ii) Sections 5.2(a), 5.2(b) and 5.2(h) (Capital Structure) shall be true and correct as of the Capitalization Date, except for inaccuracies that are de minimis in the aggregate; (iii) Section 5.7 (Disclosure Controls and Procedures and Internal Control Over Financial Reporting) and Section 5.8 (Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements) shall be true and correct in all respects as of the consummation of the Offer as though made as of the consummation of the Offer (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iii) for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, result in or reasonably be expected to result in a material adverse effect on the Company (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers or qualifiers of similar import set forth therein) and (iv) this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii) of this clause (d) of Annex I), without giving effect to any “materiality” or “Material Adverse Effect” qualifiers or qualifiers of similar import set forth therein, shall be true and correct as of the consummation of the Offer as though made as of the consummation of the Offer (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, result in or reasonably be expected to result in a Material Adverse Effect.

(e) Performance of Obligations of the Company. The Company shall have performed in all material respects each of its obligations required to be performed by it under this Agreement at or prior to the Expiration Time.

(f) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, development, circumstance, fact or effect that, individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect that is continuing.

(g) Company Certificate. Parent shall have received a certificate duly executed on behalf of the Company by an executive officer of the Company certifying (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the conditions set forth in clause (d), (e) and (f) have been satisfied.

(h) FIRPTA Certificate. Parent shall have received from the Company a Statement of Non-U.S. Real Property Holdings Corporation Status, in compliance with Treasury Regulations Section 1.1445-2(c)(3), dated as of the date of consummation of the Offer and executed by the Company, in a form reasonably acceptable to Parent.

(i) Agreement. This Agreement has not been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and (except for the Minimum Condition, which may be waived by Merger Sub only with the prior written consent of the Company) may be waived by Parent and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Merger Sub to the extent permitted by applicable Law. The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent and Merger Sub with respect to extending, terminating or modifying the Offer pursuant to the terms and conditions of the Merger Agreement or applicable Law. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Annex I-2